As filed with the Securities and Exchange Commission on May 28, 1999

                                             1933 Act Registration No. 333-74325

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  -------------


                        Pre-Effective Amendment No. 1 to

                             Registration Statement
                                       on
                                    FORM S-6

                                FOR REGISTRATION
                                    Under the
                             SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2

                                  -------------

                          LLANY Separate Account S for
                    Flexible Premium Variable Life Insurance
                           (Exact Name of Registrant)

                   Lincoln Life & Annuity Company of New York
                               (Name of Depositor)

               120 Madison Street, Suite 1700, Syracuse, NY 13202
              (Address of Depositor's Principal Executive Offices)

                Depositor's Telephone Number, including Area Code
                                 (888) 223-1860

                                  -------------

             Robert O. Sheppard, Esquire                   Copy to:
  Lincoln Life & Annuity Company of New York        George Gingold, Esquire
           120 Madison Street, Suite 1700            197 King Philip Drive
                  Syracuse, NY 13202             West Hartford, CT 06117-1409
     (Name and Address of Agent for Service)

                                  -------------

                  Approximate date of proposed public offering:
 As soon as practicable after the effective date of the registration statement.

   Indefinite Number of Units of Interest in Variable Life Insurance Contracts
                     (Title of Securities Being Registered)

                                  -------------

  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

================================================================================

                              Cross Reference Sheet
                            (Reconciliation and Tie)
                      Required by Instruction 4 to Form S-6

 Item of Form N-8B-2    Location in Prospectus
 -------------------    ----------------------
                  1     Cover Page; Highlights

                  2     Cover Page

                  3     *

                  4     Distribution of Policies

                  5     LLANY, the Separate Account and the General Account

               6(a)     LLANY, the Separate Account and the General Account

               6(b)     *

                  9     Legal Matters

          10(a)-(c)     Right to Examine the Policy; Surrenders; Accumulation Unit Value; Reports to Policyowners

              10(d)     Policy Loans; Partial Surrenders; Allocation of Premiums

              10(e)     Reinstatement of a Lapsed Policy

              10(f)     Right to Instruct Voting of Fund Shares

          10(g)-(h)     *

              10(i)     Premium Payments; Allocations and Transfers; Death Benefit; Policy Values; Settlement Options

                 11     Separate Account-Funds

                 12     Separate Account-Funds

                 13     Charges and Fees

                 14     Policy Rights

                 15     Premium Payments; Allocations and Transfers

                 16     Separate Account-Funds

                 17     Partial Surrenders

                 18     Separate Account-Funds

                 19     Reports to Policyowners

                 20     *

                 21     Policy Loans

                 22     *

                 23     The Company

                 24     Age; Incontestability; Suicide

                 25     The Company

                 26     Fund Participation Agreements

                 27     The Variable Account

                 28     Directors and Officers of LLANY

                 29     The Company

                 30     *

                 31     *

                 32     *

                 33     *

                 34     *

 Item of Form N-8B-2    Location in Prospectus
 -------------------    ----------------------
                 35     *
                 37     *
                 38     Distribution of Policies
                 39     Distribution of Policies
                 40     *
              41(a)     Distribution of Policies
                 42     *
                 43     *
                 44     Separate Account-Funds; Premium Payments
                 45     *
                 46     Partial Surrenders
                 47     The Variable Account; Partial Surrenders, Allocations and Transfers
                 48     *
                 49     *
                 50     The Variable Account
                 51     Highlights; Premium Payments
                 52     LLANY, the Separate Account and the General Account
                 53     Tax Matters
                 54     *
                 55     *

---------------
* Not Applicable

Lincoln Life & Annuity Company of New York

LLANY Separate Account S for Flexible Premium Variable Life Insurance

Home Office Location:         Administrative Office:
120 Madison Street            Lincoln Corporate Specialty Markets
Suite 1700                    350 Church Street
Syracuse, NY 13202            Hartford, CT 06103-1106
(888) 223-1860                (860) 466-1561


================================================================================

This Prospectus describes a flexible premium variable life insurance contract (the "Policy") offered by Lincoln Life & Annuity Company of New York. The Policy is available only in New York. The Policies are available for purchase by corporations or other groups where the individuals share a common employer or affiliation with the group or sponsoring organization.


The policy features:
           o flexible Premium Payments
           o a choice of one of three death benefit options
           o a choice of underlying investment options


It may not be advantageous to replace existing insurance or supplement an existing flexible premium variable life insurance contract with this Policy.


This prospectus is intended to describe the variable options used to fund this Policy through the Separate Account. The variable funding options
(collectively, the "Funds") currently available through the Separate Account are:


American Century Variable Products Group, Inc.

o VP Income & Growth Fund
o VP International Fund


Baron Capital Funds Trust

o Baron Capital Asset Fund-Insurance Shares


BT Insurance Funds Trust

o EAFE(R) Equity Index Fund
o Equity 500 Index Fund
o Small Cap Index Fund


Delaware Group Premium Fund, Inc.

o Delchester Series
o Devon Series
o International Series
o REIT Series
o Small Cap Value Series



Fidelity Variable Insurance Products Fund Service Class
o Growth Portfolio



Fidelity Variable Insurance Products Fund II Service Class
o Asset Manager Portfolio
o Contrafund Portfolio


Janus Aspen Series

o Aggressive Growth Portfolio
o Balanced Portfolio
o Worldwide Growth Portfolio



Lincoln National (LN) Funds
o LN Bond Fund, Inc.
o LN Capital Appreciation Fund, Inc.
  (Subadviser: Janus Capital Corp.)
o LN Equity-Income Fund, Inc.
  (Subadviser: Fidelity Management Trust Co.)
o LN Money Market Fund, Inc.
o LN Social Awareness Fund, Inc.
  (Subadviser: Vantage Investment Advisors, Inc.)



MFS(R) Variable Insurance Trust

o MFS Capital Opportunities Series

o MFS Research Series
o MFS Total Return Series

o MFS Utilities Series

Neuberger Berman Advisers Management Trust
o Mid-Cap Growth Portfolio
o Partners Portfolio


OCC Accumulation Trust

o Managed Portfolio


OppenheimerFunds

o Oppenheimer Main Street Growth and Income Fund/VA


Templeton Variable Products Series Fund
o Templeton Asset Allocation Fund-Class 2
o Templeton International Fund-Class 2
o Templeton Stock Fund-Class 2

Read this prospectus and the prospectuses of the Funds available as investment options through the separate account under the Policy offered by this prospectus carefully. Keep them for future reference.

The Securities and Exchange Commission has not approved or disapproved these securities or determined this prospectus is accurate or complete. It is a criminal offense to state otherwise.


                              Prospectus Dated XXX

Table of Contents


HIGHLIGHTS .................................................        3
 A Flexible Premium Variable Life Insurance Policy .........        3
 Initial Choices to be Made ................................        3
 Amount of Premium Payment .................................        3
 Death Benefit Options .....................................        3
 Selection of Funding Vehicles .............................        4
 Charges and Fees ..........................................        4
 Underlying Funds Expenses .................................        6
 Policy Loans, Withdrawals and Surrenders ..................        8
 Changes in Specified Amount ...............................        8
LLANY, THE SEPARATE ACCOUNT AND THE GENERAL
ACCOUNT ....................................................        8
BUYING VARIABLE LIFE INSURANCE .............................        9
ALLOCATION OF PREMIUMS .....................................       10
 Fixed Account .............................................       10
 Separate Account-Funds ....................................       11
 Mixed and Shared Funding ..................................       15
 Fund Participation Agreements .............................       16
CHARGES & FEES .............................................       16
 Premium Load ..............................................       16
 Premium Load Refund .......................................       16
 Premium Tax Charge ........................................       17
 Charges and Fees Assessed Against the Total
  Account Value ............................................       17
 Mortality and Expense Risk Charge .........................       17
 Reduction of Charges ......................................       18
POLICY CHOICES .............................................       18
 Premium Payments ..........................................       18
 Death Benefit Options .....................................       20
 Allocations and Transfers to Funding Options ..............       21
POLICY VALUES ..............................................       21
 Total Account Value .......................................       21
 Accumulation Unit Value ...................................       22
 Maturity Value ............................................       22
 Surrender Value ...........................................       23
POLICY RIGHTS ..............................................       23
 Partial Surrenders ........................................       23
 Reinstatement of a Lapsed Policy ..........................       24
 Policy Loans ..............................................       24
 Policy Changes ............................................       25
 Right to Examine the Policy ...............................       25

DEATH BENEFIT ..............................................       25
POLICY SETTLEMENT ..........................................       26
 Settlement Options ........................................       26
TERM INSURANCE RIDER .......................................       27
THE COMPANY ................................................       28
 Directors and Officers of LLANY ...........................       28
ADDITIONAL INFORMATION .....................................       30
 Reports to Policyowners ...................................       30
 Right to Instruct Voting of Fund Shares ...................       30
 Disregard of Voting Instructions ..........................       31
 State Regulation ..........................................       31
 Legal Matters .............................................       31
 The Registration Statement ................................       31
 Distribution of the Policies ..............................       31
 Records and Accounts ......................................       32
 Experts ...................................................       32
 Advertising ...............................................       32
 Preparing for Year 2000 ...................................       32
TAX MATTERS ................................................       34
 General ...................................................       34
 Federal Tax Status of the Company .........................       34
 Life Insurance Qualification ..............................       34
 General Rules .............................................       35
 Modified Endowment Contracts ..............................       35
 Diversification Standards .................................       36
 Investor Control ..........................................       36
 Other Tax Considerations ..................................       37
MISCELLANEOUS POLICY PROVISIONS ............................       37
 Payment of Benefits .......................................       38
 Age .......................................................       38
 Incontestability ..........................................       38
 Suicide ...................................................       38
 Coverage Beyond Maturity ..................................       38
 Nonparticipation ..........................................       38
Appendix A --
Illustrations of Death Benefits, Total Account Values
 and Surrender Values ......................................       39
Appendix B --
Applicable Percentages for Cash Value Accumulation
 Test ......................................................       47
Financial Statements of the Company
 December 31, 1998 Audited Financials ......................      S-1
 March 31, 1999 Unaudited Financials .......................      F-1

HIGHLIGHTS

A Flexible Premium Variable Life Insurance Policy


This Prospectus describes a flexible premium variable life insurance contract (the "Policy") offered by Lincoln Life & Annuity Company of New York ("LLANY", the "Company", "we", "us", "our") through LLANY Separate Account S for Flexible Premium Variable Life Insurance (the "Separate Account" or "Account S"). The Policy may be useful in: funding non-qualified executive deferred compensation; funding salary continuation programs; funding death benefit liabilities or cash flow obligations for executive retirement plans.

The value of your Policy and, under one option, the death benefit amount depends on the investment results of the funding options you select.


Initial Choices to be Made


The Policyowner (the "Owner" or "you") is the person named in the "Policy Specifications" who has all of the Policy ownership rights. If no Owner is named, the Insured (the person whose life is insured under the Policy) will be the Owner of the Policy. You, as the Owner, have important choices to make when the Policy is first purchased. You need to choose:

o the amount of premium you want to pay (see page 18);

o one of three death benefit options (see page 20);

o the amount of the Net Premium Payment to be placed in each of the funding options selected. The Net Premium is the balance of each Premium Payment that remains after certain charges are deducted from it.

Amount of Premium Payment

One of your initial decisions is how much premium to pay. Premium Payments may be changed within the limits described on page 19. If the Policy lapses because your monthly deduction is larger than the Net Accumulation Value, you may reinstate the Policy. See page 24.

You may use the value of your Policy to pay the premiums due and continue the Policy in force if sufficient values are available. If the investment options you choose do not do as well as you expect, there may not be enough value to continue the Policy in force without more Premium Payments. Charges against Policy values for the Cost of Insurance increase (see page 17) as the Insured gets older.

When you first receive your Policy, you will have 10 days to look it over. This is called the "Right To Examine Period". Use this time to review your Policy and make sure it meets your needs. During this time period, your initial premium payment will be allocated to the funding options you initially select, unless your state requires a full refund of premiums. If you then decide you do not want the Policy, you will receive a refund. See page 25.

Death Benefit Options

The Death Benefit is the amount we pay the Beneficiary(ies) when the Insured dies. Before we pay the Beneficiary(ies), any outstanding loan account balances or outstanding amounts due are subtracted from the Death Benefit. We calculate the

Death Benefit payable as of the date the Insured died. We will pay the Death Benefit in one lump sum or under one of the annuity settlement options.

The three death benefit options available usually provide a level, varying or increasing death benefit, depending on the option selected. See page 20 for more details on death benefit options.

At all times, your Policy must qualify as life insurance under the Internal Revenue Code of 1986 (the "Code") to receive favorable tax treatment under Federal law. If these requirements are met, you may benefit from favorable federal tax treatment. The Company reserves the right to return your premium payment if it results in your Policy's failing to meet federal tax law requirements.

If you have surrendered a portion of your Policy, any surrendered amount will reduce your initial death benefit. If you borrow against your Policy or surrender a portion of your Policy, the Loan Amount balance and any surrendered amount will reduce your initial death benefit.


Selection of Funding Vehicles

This Prospectus focuses on the Separate Account investment information that makes up the "variable" part of the contract. If you put money into the variable funding options, you take all the investment risk on that money. This means that if the mutual fund(s) you select go up in value, the value of your Policy, net of charges and expenses, also goes up. If they lose value, so does your Policy. Each Fund has its own investment objective. You should review each Fund's prospectus before making your decision.


You must choose the Fund(s) (Sub-Account(s)) in which you want to place each Net Premium Payment. These Sub-Accounts make up the Separate Account. Each Sub-Account invests in shares of a certain Fund. A Sub-Account is not guaranteed and will increase or decrease in value according to the particular Fund's investment performance. See page 11.


You may also choose to place the Net Premium Payment or part of it into the Fixed Account. Net Premium Payments put into the Fixed Account:

o become part of the Company's General Account;

o do not share the investment experience of the Separate Account; and

o have a guaranteed minimum interest rate of 4.0% per year.


For additional information on the Fixed Account, see page 10.


Charges and Fees


A premium load is deducted from all of your premium payments. (See page 16) Currently, the premium load is:


  Policy Year(s)
1           10.5%
2-5          7.5%
6-7          3.5%
8+           1.5%

If you fully surrender your Policy within 24 months after Date of Issue, you may be entitled to receive partial credit for premium loads deducted from your Policy. (See page 16).

For these purposes, an increase in Specified Amount is treated as a newly issued policy.

An explicit premium tax charge equal to the state and municipal taxes associated with premiums received is also deducted from premium payments.

A Monthly Deduction is made from the total account value on the same day of each month beginning with the date of issue. The Monthly Deduction includes the Cost of Insurance and any charges for supplemental riders or benefits. Once a policy is issued, monthly deductions will begin as of the date of issue, even if the Policy's issuance was delayed due to the underwriting requirements or other reasons. The Monthly Deduction also includes a monthly administrative expense charge during all policy years. The monthly Administrative Expense is currently $6, and is guaranteed not to exceed $10. See page 17.

A daily deduction is made from the assets of Account S for mortality and expense risk, currently at an annual rate of:


  Policy Year(s)
1-10         0.70%
11+          0.35%

The Company reserves the right to increase the mortality and expense risk charge but it will never exceed 1.25% annually during Policy Years 1-10 and 0.90% annually during Policy Years 11 and thereafter. (See page 17).


Each Fund has its own management fee charge, also deducted daily. Investment results for the Funds you choose will be affected by the fund management charges and other fund expenses. The table on pages 6 - 7 shows you the current charges and expenses.

Before the Maturity Date you may make transfers between funding options. The Company allows twelve transfers each Policy Year; but, after the first 18 months from Date of Issue, a $25 charge may apply for each additional transfer within that Policy Year. Within 45 days after each Policy Anniversary, you may also transfer to the Separate Account 25% of the greatest amount held in the Fixed Account Value during the prior 5 years or $1000 if greater. See page 21.


There are no Surrender Charges for your Policy.

Underlying Funds Expenses

The investment advisor for each of the Funds deducts a daily charge as a percent of the net assets in each fund as an asset management charge. The charge reflects asset management fees of the investment advisor (Management Fees), and other expenses incurred by the funds (including 12b-1 fees for Class 2 shares and Other Expenses). The charge has the effect of reducing the investment results credited to the Sub-Accounts.

The following table illustrates the investment advisory fees, other expenses and total expenses paid by each of the Funds as a percentage of average net assets based on figures for the year ended December 31, 1998 unless otherwise indicated. Future fund expenses will vary.



                                                           Management     12b-1      Other
                                                              Fees        Fees     Expenses
                          Fund                            ------------ ---------- ----------
American Century VP Income & Growth Fund                       0.70%         --         --
American Century VP International Fund (1)                     1.48%         --         --
Baron Capital Asset Fund--Insurance Shares (2)                 1.00%       0.25%      6.37%
BT EAFE(R) Equity Index Fund (3)                               0.45%         --       1.21%
BT Equity 500 Index Fund (4)                                   0.20%         --       0.99%
BT Small Cap Index Fund (5)                                    0.35%         --       1.23%
Delaware Group Delchester Series (6)                           0.65%         --       0.10%
Delaware Group Devon Series (6)                                0.65%         --       0.06%
Delaware International Equity Series (8)                       0.82%         --       0.13%
Delaware Group REIT Series (9)                                 0.75%         --       0.27%
Delaware Group Small Cap Value Series (9)                      0.75%         --       0.10%
Fidelity VIPII Asset Manager Portfolio--Service Class
   (10)                                                        0.54%       0.10%      0.14%
Fidelity VIPII Contrafund Portfolio--Service Class (10)        0.59%       0.10%      0.11%
Fidelity VIP Growth Portfolio--Service Class (10)              0.59%       0.10%      0.11%
Janus Aspen Series Aggressive Growth (11)                      0.72%         --       0.03%
Janus Aspen Series Balanced Portfolio (11)                     0.72%         --       0.02%
Janus Aspen Series Worldwide Growth Portfolio (11)             0.67%         --       0.07%
Lincoln National Bond Fund, Inc.                               0.44%         --       0.13%
Lincoln National Capital Appreciation Fund, Inc.               0.76%         --       0.07%
Lincoln National Equity-Income Fund, Inc.                      0.72%         --       0.07%
Lincoln National Money Market Fund, Inc.                       0.48%         --       0.11%
Lincoln National Social Awareness Fund, Inc.                   0.34%         --       0.04%
MFS Capital Opportunities Series (12)                          0.75%         --       0.36%
MFS Research Series (12)                                       0.75%         --       0.11%
MFS Total Return Series (12)                                   0.75%         --       0.16%
MFS Utilities Series (12)                                      0.75%         --       0.26%
NB AMT MidCap Growth Portfolio (13)(14)                        0.85%         --       0.58%
NB AMT Partners Portfolio (13)(14)                             0.78%         --       0.06%
OCC Trust Managed Fund (15)(16)                                0.78%         --       0.04%
Oppenheimer Main Street Growth and Income Fund/
 VA (17)                                                       0.74%         --       0.05%
Templeton Asset Allocation Fund--Class 2 (18)                  0.60%       0.25%      0.18%
Templeton International Fund--Class 2 (18)                     0.69%       0.25%      0.17%
Templeton Stock Fund--Class 2 (18)                             0.70%       0.25%      0.19%

                                                              Total
                                                             Annual
                                                              Fund                   Total Fund
                                                            Operating                Operating
                                                            Expenses       Total      Expenses
                                                             Without      Waivers       with
                                                           Waivers or       and      Waivers or
                                                           Reductions   Reductions   Reductions
                          Fund                            ------------ ------------ -----------
American Century VP Income & Growth Fund                       0.70%          --        0.70%
American Century VP International Fund (1)                     1.48%       (0.01%)      1.47%
Baron Capital Asset Fund--Insurance Shares (2)                 7.62%       (6.17%)      1.45%
BT EAFE(R) Equity Index Fund (3)                               1.66%       (1.01%)      0.65%
BT Equity 500 Index Fund (4)                                   1.19%       (0.89%)      0.30%
BT Small Cap Index Fund (5)                                    1.58%       (1.13%)      0.45%
Delaware Group Delchester Series (6)                           0.75%          --        0.75%
Delaware Group Devon Series (6)                                0.71%          --        0.71%
Delaware International Equity Series (8)                       0.95%          --        0.95%
Delaware Group REIT Series (9)                                 1.02%       (0.17%)      0.85%
Delaware Group Small Cap Value Series (9)                      0.85%          --        0.85%
Fidelity VIPII Asset Manager Portfolio--Service Class
   (10)                                                        0.78%          --        0.78%
Fidelity VIPII Contrafund Portfolio--Service Class (10)        0.80%          --        0.80%
Fidelity VIP Growth Portfolio--Service Class (10)              0.80%          --        0.80%
Janus Aspen Series Aggressive Growth (11)                      0.75%          --        0.75%
Janus Aspen Series Balanced Portfolio (11)                     0.74%          --        0.74%
Janus Aspen Series Worldwide Growth Portfolio (11)             0.74%       (0.02%)      0.72%
Lincoln National Bond Fund, Inc.                               0.57%          --        0.57%
Lincoln National Capital Appreciation Fund, Inc.               0.83%          --        0.83%
Lincoln National Equity/Income Fund, Inc.                      0.79%          --        0.79%
Lincoln National Money Market Fund, Inc.                       0.59%          --        0.59%
Lincoln National Social Awareness Fund, Inc.                   0.38%          --        0.38%
MFS Capital Opportunities Series (12)                          1.11%       (0.09%)      1.02%
MFS Research Series (12)                                       0.86%          --        0.86%
MFS Total Return Series (12)                                   0.91%          --        0.91%
MFS Utilities Series (12)                                      1.01%          --        1.01%
NB AMT MidCap Growth Portfolio (13)(14)                        1.43%       (0.43%)      1.00%
NB AMT Partners Portfolio (13)(14)                             0.84%          --        0.84%
OCC Trust Managed Fund (15)(16)                                0.82%          --        0.82%
Oppenheimer Main Street Growth and Income Fund/
 VA (17)                                                       0.79%          --        0.79%
Templeton Asset Allocation Fund--Class 2 (18)                  1.03%          --        1.03%
Templeton International Fund--Class 2 (18)                     1.11%          --        1.11%
Templeton Stock Fund--Class 2 (18)                             1.14%          --        1.14%



 (1.) American Century Investment Management, Inc. voluntarily waived a portion of its management fee from October 1, 1998 through November 16, 1998. In the absence of the waiver, the average ratio of operating expenses to average net assets would have been 1.48% for the year ended December 31, 1998. The annualized fee schedule for the fund, effective November 17, 1998, is as follows: 1.50% on the first $250 million; 1.20% on the next $250 million; and 1.10% thereafter.

 (2.) The Adviser is contractually obligated to reduce its fee to the extent required to limit Baron Capital Asset Fund's total operating expenses to 1.5% for the first $250 million of assets in the Fund, 1.35% for Fund Assets over $250 million, and 1.25% for Fund assets over $500 million. Without the expense limitations, total operating expenses for the Fund for the period October 1, 1998 through December 31, 1998 would have been 7.62%.

 (3.) Under the Advisory Agreement with Bankers Trust Company (the "Advisor"), the Fund will pay an advisory fee at an annual percentage rate of 0.45% of the average daily net assets of the Fund. These fees are accrued daily and paid monthly. The Advisor has voluntarily undertaken to waive its fee and to reimburse the Fund for certain expenses so the Fund's total operating expenses will not exceed 0.65% of average daily net assets.

 (4.) Under the Advisory Agreement with Bankers Trust Company (the "Advisor"), the Fund will pay an advisory fee at an annual percentage rate of 0.20% of the average daily net assets of the Fund. These funds are accrued daily and paid monthly. The Advisor has voluntarily undertaken to waive its fee and to reimburse the Fund for certain expenses so the Fund's total operating expenses will not exceed 0.30% of average daily net assets.

 (5.) Under the Advisory Agreement with Bankers Trust Company (the "Advisor"), the Fund will pay an advisory fee at an annual percentage rate of 0.35% of the average daily net assets of the Funds. These fees are accrued daily and paid monthly. The Advisor has voluntarily undertaken to waive its fee and to reimburse the Fund for certain expenses so the Fund's total operating expense will not exceed 0.45% of average daily net assets.

 (6.) The investment advisor for the Devon Series and Delchester Series is Delaware Management Company, Inc. ("DMC"). Effective May 1, 1999 through October 31, 1999, DMC has voluntarily agreed to waive its management fees and reimburse each Series for expenses to the extent that total expenses will not exceed 0.80% for the Devon Series and 0.80% for the Delchester Series. Pursuant to a vote of the Fund's shareholders on March 17, 1999, a new management fee structure based on average daily net assets was approved as follows: 0.65% on the first $500 million, 0.60% on the next $500 million, 0.55% on the next $1,500 million, 0.50% on assets in excess of $2,500 million; all per year.

 (7.) The investment advisor for the Small Cap Value Series is Delaware
      Management Company, Inc. ("DMC"). Effective May 1, 1999 through October 31, 1999, DMC has voluntarily agreed to waive its management fees and reimburse the Series for expenses to the extent that total expenses will not exceed 0.85% for the Small Cap Value Series. Pursuant to a vote of the Fund's shareholders on March 17, 1999, a new management fee structure based on average daily net assets was approved as follows: 0.75% on the first $500 million, 0.70% on the next $500 million, 0.65% on the next $1,500 million, 0.60% on assets in excess of $2,500 million; all per year.

 (8.) The investment advisor for the International Equity Series is Delaware
      International Advisors, Limited ("DIAL"). Effective May 1, 1999 through October 31, 1999, DIAL has voluntarily agreed to waive its management fees and reimburse the Series for expenses to the extent that total expenses will not exceed 0.95% for the International Equity Series. Pursuant to a vote of the Fund's shareholders on March 17, 1999, a new management fee structure based on average daily net assets was approved as follows: 0.85% on the first $500 million, 0.80% on the next $500 million, 0.75% on the next $1,500 million, 0.70% on assets in excess of $2,500 million; all per year.

 (9.) The investment advisor for the REIT Series is Delaware Management
      Company, Inc. ("DMC"). Effective May 1, 1999 through October 31, 1999, DMC has voluntarily agreed to waive its management fees and reimburse the Series for expenses to the extent that total expenses will not exceed 0.85% for the REIT Series. There is no change to the current management fee structure.

(10.) A portion of the brokerage commissions that certain funds pay was used to reduce funds expenses. In addition, certain funds, or Fidelity Management & Research on behalf of certain funds, have entered into arrangements with their custodian whereby credits realized as a result of uninvested cash balances were used to reduce custodian expenses. Including these reductions, the total operating expenses presented in the table would have been 0.77% for the VIP II Asset Manager Portfolio, 0.75% for the VIP Growth Portfolio and for the VIP II Contrafund Portfolio.

(11.) All expenses are stated both with and without contractual waivers and fee reductions by Janus Capital. Fee reductions for the Aggressive Growth, Worldwide Growth and Balanced Portfolios reduce the Management Fee to the level of the corresponding Janus retail fund. Other waivers, if applicable, are first applied against the Management Fee and then against Other Expenses. Janus Capital has agreed to continue the waivers and fee reductions until at least the next annual renewal of the advisory agreement.

(12.) Each series has an expense offset arrangement which reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian and disbursing agent. Each series may enter into other such arrangements and directed brokerage arrangements, which would also have the effect of reducing the series' expenses. Expenses do not take into account these expense reductions, and are therefore higher than the actual expenses of the series.

(13.) Neuberger Berman Advisers Management Trust is divided into portfolios
      ("Portfolios"), each of which invests all of its net investable assets in a corresponding series ("Series") of Advisers Managers Trust. The figures reported under "Management Fees" include the aggregate of the administration fees paid by the Portfolio and the management fees paid by its corresponding Series. Similarly, "Other Expenses" includes all other expenses of the Portfolio and its corresponding Series.

(14.) NBMI has undertaken to reimburse certain operating expenses, including the compensation of NBMI (except with respect to Partners) and excluding taxes, and interest, extraordinary expenses, brokerage commissions and transaction costs, that exceed, in the aggregate, 1% of the Mid-Cap Growth and Partners Portfolios' average daily net asset value. These expense reimbursement agreements are subject to termination upon 60 days written notice with respect to the Mid-Cap Growth, and Partners Portfolios.

(15.) Other Expenses are shown gross of expense offsets afforded the Portfolios which effectively lowered overall custody expenses.

(16.) Total Portfolio Expenses for the Managed Portfolio are limited by OpCap
      Advisors so that the respective annualized operating expenses (net of any expense offsets) do not exceed 1.00% of average daily net assets.

(17.) The Fund's total returns should not be expected to be the same as the returns of other funds, whether or not both funds have the same portfolio managers and/or similar names.

(18.) Class 2 of the Fund has a distribution plan or "Rule 12b-1 plan" which is described in the Fund's prospectus.

Policy Loans, Withdrawals and Surrenders

You may borrow, within described limits, against the Policy. You may surrender your Policy in full or withdraw part of its value. Upon the maturity of your Policy, you may select one of the annuity settlement options or, prior to maturity, you may apply the value of your Policy, minus surrender charges and loan account amounts, to one of the annuity settlement options.

If you borrow against your policy, interest will accrue at an annual rate which will be the monthly average (Moody's Investors Service, Inc. Composite Yield on Corporate Bonds) for the calendar month which ends two months prior to the Policy Anniversary month, or 5.0% if greater.

Interest will be credited on the Loan Account Value at an annual rate that is the interest charged on the loan minus a rate not to exceed 0.90%. The minimum interest credited will be no less than 4.0% annually. See page 24.


Changes in Specified Amount


Within certain limits, you may increase or decrease the specified amount. Increases may require evidence of insurability. Currently, the minimum Specified Amount is $100,000. Such changes will affect other aspects of your Policy. See page 25.


LLANY, THE SEPARATE ACCOUNT AND THE GENERAL ACCOUNT

LLANY is a life insurance company chartered under New York law on June 6, 1996. Wholly-owned by The Lincoln National Life Insurance Company ("Lincoln Life") and in turn by Lincoln National Corporation ("LNC"), a publicly held Indiana insurance holding company incorporated in 1968, it is licensed to sell life insurance policies and annuity contracts in New York. Its principal office is at 120 Madison Street, Suite 1700, Syracuse, NY 13202. LLANY, Lincoln Life, LNC and their affiliates comprise the "Lincoln Financial Group" which provides a variety of wealth accumulation and protection products and services.


Account S is a "separate account" of the Company established on March 2, 1999. Account S was established for the purpose of segregating assets attributable to the variable portion of life insurance contracts from other assets of the Company. Under New York law, the assets of Account S attributable to the Policies, through the property of LLANY, are not chargeable with liabilities of any other business of LLANY and are available first to satisfy LLANY's obligations under the Policies. Account S income, gains, and losses are credited to or charged against Account S without regard to other income, gains, or losses of LLANY. The values and investment performance of Account S are not guaranteed. Account S is registered with the Securities and Exchange Commission ("Commission") as a "unit investment trust" under the Investment Company Act of 1940, as amended ("1940 Act") and meets the 1940 Act's definition of "separate account". The Commission does not supervise the management, investment practices, or policies of LLANY or Account S. LLANY has numerous other registered separate accounts which fund its variable life insurance policies and variable annuity contracts.


Account S is divided into Sub-Accounts, each of which is invested solely in the shares of one of the mutual funds available as funding vehicles under the Policies.

On each Valuation Day, Net Premium Payments allocated to Account S will be invested in Fund shares at net asset value, and monies necessary to pay for deductions, charges, transfers and surrenders from Account S are raised by selling Fund shares at net asset value.


The Funds now available in Account S and their investment objectives are on pages 11 - 15. More Fund information is in the Funds' prospectuses, which must accompany or precede this prospectus and should be read carefully. The Funds may or may not achieve their investment objectives.


Some Funds have investment objectives and policies similar to those of other funds managed by the same investment adviser. Their investment results may be higher or lower than those of the other funds, and there can be no assurance, and no representation is made, that a Fund's investment results will be comparable to the investment results of any other fund.

LLANY reserves the right to add, withdraw or substitute Funds, subject to the conditions of the Policy and to compliance with regulatory requirements, if in its sole discretion, legal, regulatory, marketing, tax or investment considerations so warrant or in the event a particular Fund is no longer available to LLANY for investment by the Sub-Accounts. No substitution will take place without prior approval of the Commission, to the extent required by law.

Shares of the Funds may be used by LLANY and other insurance companies to fund both variable annuity contracts and variable life insurance policies. While this is not perceived as problematic, the Funds' governing bodies (Boards of Directors/Trustees) have agreed to monitor events to identify any material irreconcilable conflicts which might arise and to decide what responsive action might be appropriate. If a separate account were to withdraw its investment in a Fund because of a conflict, a Fund might have to sell portfolio securities at unfavorable prices.

A Policy may also be funded in whole or in part through the "Fixed Account", part of LLANY's General Account supporting its insurance and annuity obligations. The General Account is the Company's general asset account, in which assets attributable to the non-variable portion of the Policies are held. Amounts held in the Fixed Account will be credited with interest at rates LLANY determines from time to time, but not less than 4% per year. Interest, once credited, and Fixed Account principal are guaranteed. Interests in the Fixed Account have not been registered under the Securities Act of 1933, as amended ("1933 Act") in reliance on exemptive provisions. The Commission has not reviewed Fixed Account disclosures, but they are subject to securities law provisions relating to accuracy and completeness.


BUYING VARIABLE LIFE INSURANCE

The Policies this Prospectus offers are variable life insurance policies which provide death benefit protection. Policy owners should be prepared to monitor their investment choices on an ongoing basis.

The Policy is available for purchase by corporations or groups where individuals share a common employer or affiliation with a group or sponsoring organization. Each Policy covers a single insured. The Policy may be useful in: funding non-qualified executive deferred compensation; funding salary continuation programs; funding death benefit liabilities or cash flow obligations for executive retirement plans. The Policy should not be considered for employer pension or profit sharing programs.

Variable life insurance has significant tax advantages under current tax law. A transfer of values from one fund to another within the Policy generates no taxable gain or loss. And any investment income and realized capital gains within a fund are automatically reinvested without being taxed to the Policy owners. Policy values therefore accumulate on a tax-deferred basis.

Unless a policy has become a "Modified Endowment Contract" (see page 35), an owner can borrow Policy values tax-free, without surrender charges and at low net interest cost. Policy loans can be a source of retirement income.

Depending on the death benefit option chosen, accumulated Policy values may also be part of the eventual death benefit payable. If a Policy is heavily funded and investment performance is very favorable, the death benefit may increase even further because of tax law requirements that the death benefit be a certain multiple of Policy value, depending on the Insured's age (see page 20).


ALLOCATION OF PREMIUMS


You may allocate all or a part of your Net Premiums to the Fixed Account (part of the Company's General Account) or to the Funds currently available through the Separate Account in connection with the Policy. In addition, the Company may add, withdraw or substitute Funds, subject to the conditions in the Policy and to compliance with regulatory requirements. The investment results of the Funds, whose objectives are described below, are likely to differ significantly. Except where otherwise indicated, all of the Funds are diversified, as defined in the 1940 Act.

Any monies received prior to policy issue will be credited with the return attributable to the Money Market Fund from the date of receipt until the day the Policy is issued.

During the Right to Examine Period, the first Net Premium will be allocated in its entirety as of the issue date to the Money Market Fund, regardless of the Policy owner's premium allocation percentages. Any other Net Premium received prior to the expiration of the Right to Examine Period will also be allocated to the Money Market Fund. On the day following the expiration of the Right to Examine Period, the policy value and future Net Premiums will be allocated in accordance with the Policy owner's selected premium allocation percentages.


Fixed Account

The Fixed Account is the only investment option offered with a guaranteed return. Amounts held in the Fixed Account will be credited with interest at rates of not less than 4.0% per year. Additional excess interest of up to 0.5% may be credited to the Fixed Account Value beginning in Policy Year 11. Credited interest rates reflect the Company's return on Fixed Account invested assets and the amortization of any realized gains and/or losses which the Company may incur on these assets.

Separate Account

Funds


Each of the Sub-Accounts is invested solely in the shares of one of the Funds available under the Policies. Each of the Funds is a Maryland corporation or a series of a Massachusetts or Delaware business trust or a Maryland corporation. Each such trust or corporation is registered as an open-end management investment company under the 1940 Act. All of the Funds except for the Delaware Group REIT Series are diversified under the 1940 Act.


Listed below are the Fund groups, their investment advisors and distributors, and the Funds within each that are available under the Policies.

American Century Variable Products Group, Inc., managed and distributed by American Century Investments, 4500 Main Street, Kansas City, MO 64141-6200

    VP Income & Growth Fund
    VP International Fund

Baron Capital Funds Trust, managed by BAMCO, Inc. and distributed by Baron Capital Inc., 767 Fifth Avenue, New York, NY 10153
    Baron Capital Asset Fund--Insurance Shares


BT Insurance Funds Trust, managed by Bankers Trust Company, 130 Liberty Street (One Bankers Trust Plaza), New York, NY 10006 and distributed by First Data Distributors, Inc., 4400 Computer Drive, Westborough, MA 01581

    EAFE(R) Equity Index Fund
    Equity 500 Index Fund
    Small Cap Index Fund

Delaware Group Premium Fund, Inc., managed by Delaware Management Company, Inc., One Commerce Square, Philadelphia, PA 19103 and for International, Delaware International Advisors, LTD., 80 Cheapside, London, England ECV2 6EE and distributed by Delaware Distributors, L.P., 1818 Market Street, Philadelphia, PA 19103
    Delchester Series
    Devon Series
    International Series
    REIT Series
    Small Cap Value Series


Fidelity Variable Insurance Products Fund, and Variable Insurance Products Fund II, managed by Fidelity Management & Research Company and distributed by Fidelity Distributors Corporation, 82 Devonshire Street, Boston, MA 02103

    VIP Growth Portfolio-Service Class
    VIP II Asset Manager Portfolio-Service Class
    VIP II Contrafund Portfolio-Service Class


Janus Aspen Series, managed and distributed by Janus Capital, 100 Fillmore St., Denver, CO 80206-4928

    Aggressive Growth Portfolio
    Balanced Portfolio
    Worldwide Growth Portfolio

Lincoln National Funds, managed by Lincoln Investment Management, Inc., 200 East Berry Street, Fort Wayne, IN 46802 and distributed by Lincoln Financial Advisors, Inc., 350 Church Street, Hartford, CT 06103. Subadvisers are also noted.
    LN Bond Fund, Inc.
    LN Capital Appreciation Fund, Inc. (Subadvised by Janus Capital Corp.)
    LN Equity-Income Fund, Inc. (Subadvised by Fidelity Management Trust Co.) LN Money Market Fund, Inc.
    LN Social Awareness Fund, Inc. (Subadvised by Vantage Investment Advisors Inc.)


MFS(R) Variable Insurance Trust, managed by Massachusetts Financial Services Company and distributed by MFS Fund Distributors, Inc., 500 Boylston Street, Boston, MA 02116

    MFS Capital Opportunities Series

    MFS Research Series
    MFS Total Return Series
    MFS Utilities Series


Neuberger Berman Advisors Management Trust, managed and distributed by NB Management Incorporated, 605 Third Avenue, 2nd Floor, New York, NY 10158-0006
    Mid-Cap Growth Portfolio
    Partners Portfolio


OCC Accumulation Trust, managed by OpCap Advisors and distributed by OCC Distributors, One Financial Center, New York, NY 10281

    OCC Trust Managed Portfolio


OppenheimerFunds, managed and distributed by OppenheimerFunds, Inc., Two World Trade Center, New York, NY 10048

    Oppenheimer Main Street Growth and Income Fund/VA

Templeton Variable Products Series Fund, managed by Templeton Investment Counsel, Inc. and its Templeton and Franklin affiliates and distributed by Franklin Templeton Distributors, Inc., 100 Fountain Parkway, St. Petersburg, FL 33716-1205
    Templeton Asset Allocation Fund-Class 2

    Templeton International Fund-Class 2
    Templeton Stock Fund-Class 2


The investment advisory fees charged the Funds by their advisors are shown on pages 6 - 7.


Below is a brief description of the investment objective and program of each Fund. There can be no assurance that any of the stated investment objectives will be achieved.

o American Century VP Income & Growth Fund (Large Cap Stocks): Seeks dividend growth, current income and capital appreciation by investing in a diversified portfolio of U.S. stocks.


o American Century VP International Fund (International): Seeks capital appreciation over time by investing in the common stocks of foreign companies that exhibit accelerating growth.

o Baron Capital Asset Fund-Insurance Shares (Mid-Cap Stocks): Seeks capital appreciation through investments in securities of small sized companies with market capitalizations of approximately $100 million to $1.5 billion, and medium sized companies with market capitalizations of $1.5 billion to $5 billion, with undervalued assets or favorable growth prospects.

o BT EAFE(R) Equity Index Fund (International): Seeks to replicate as closely as possible (before the deduction of expenses) the total return of the Europe, Australia, Far East Index (the EAFE Index), a capitalization-weighted index containing approximately 1,100 equity securities of companies located outside the United States.


o BT Equity 500 Index Fund (Large Cap Stocks): Seeks to replicate as closely as possible the performance of the Standard & Poor's 500 Composite Stock Price Index, before the deduction of Fund expenses.

o BT Small Cap Index Fund (Small Cap Stocks): Seeks to replicate as closely as possible (before the deduction of expenses) the total return of the Russell 2000 Small Stock Index (the "Russell 2000"), an index consisting of approximately 2,000 small-capitalization common stocks.

o Delaware Group Delchester Series (High Yield Bonds): Seeks as high a current income as possible by investing in rated and unrated corporate bonds (including high yield bonds commonly known as junk bonds), U.S. government securities and commercial paper. An investment in this Series may involve greater risks than an investment in a portfolio comprised primarily of investment grade bonds.

o Delaware Group Devon Series (Large Cap Stocks): Seeks current income and capital appreciation by investing primarily in income-producing common stocks that the investment manager believes have the potential for above-average dividend increases over time. Under normal circumstances, the Series will invest at least 65% of its total assets in dividend paying common stocks.

o Delaware Group International Equity Series (International): Seeks long-term growth without undue risk to principal by investing primarily in equity securities of foreign issuers providing the potential for capital appreciation and income.

o Delaware Group REIT Series (Specialty): Seeks to achieve maximum long-term total return. Capital appreciation is a secondary objective. It seeks to achieve its objectives by investing in securities of companies primarily engaged in the real estate industry.

o Delaware Group Small Cap Value Series (Small Cap Stocks): Seeks capital appreciation by investing primarily in small to mid-cap common stocks whose market value appears low relative to their underlying value or future earnings and growth potential. Emphasis will also be placed on securities of companies that may be temporarily out of favor or whose value is not yet recognized by the market.


o Fidelity VIP Growth Portfolio--Service Class (Large Cap Stocks): Seeks long-term capital appreciation. The portfolio normally purchases common stocks.


o Fidelity VIP II Asset Manager Portfolio--Service Class (Large Cap Stocks):
  Seeks high long-term return with reduced risk by using a broad diversified mix of stocks, bonds and short-term money market investments.

o Fidelity VIP II Contrafund Portfolio--Service Class (Large Cap Stocks): Seeks long-term capital appreciation by investing primarily in securities of companies whose value the adviser believes is not truly recognized by the public.

o Janus Aspen Series Aggressive Growth Portfolio (Mid-Cap Stocks): Seeks long-term growth of capital by investing in medium sized companies whose market capitalizations fall within the range of the MidCap 400 Index.

o Janus Aspen Series Balanced Portfolio (Large Cap Stocks): Seeks long-term growth of capital consistent with the preservation of capital and balanced by current income. The Portfolio normally invests 40-60% of its assets in securities selected primarily for their growth potential and 40-60% of its assets in securities selected primarily for their income potential.

o Janus Aspen Series Worldwide Growth Portfolio (Large Cap Stocks): Seeks long-term growth of capital in a manner consistent with the preservation of capital by investing primarily in common stocks of foreign and domestic issuers.

o Lincoln National Bond Fund, Inc. (Long Term Bonds): Seeks maximum current income consistent with prudent investment strategy. The Fund invests primarily in medium and long-term corporate and government bonds.

o Lincoln National Capital Appreciation Fund, Inc. (Large Cap Stocks): Seeks long-term growth of capital in a manner consistent with preservation of capital. The fund invests in a large number of companies of all sizes if the companies are competing well and if their products and services are in high demand. It may also buy some money market securities and bonds, including junk (high risk) bonds.

o Lincoln National Equity-Income Fund, Inc. (Large Cap Stocks): Seeks to achieve reasonable income by investing primarily in income-producing equity securities. The fund invests mostly in high-yielding bonds (including junk bonds).

o Lincoln National Money Market Fund, Inc. (Money Market): Seeks maximum current income consistent with the preservation of capital. The Fund allocates its assets among several categories of equity and fixed-income securities, both of U.S. and foreign insurers.

o Lincoln National Social Awareness Fund, Inc. (Mid-Large Cap Stocks): Seeks long-term capital appreciation with income as a secondary objective by investing in companies which meet the Fund's "Social Criteria".

o MFS Capital Opportunities Series (Large Cap Stocks): Seeks capital appreciation. Dividend income, if any, is a consideration incidental to the Portfolio's objective of capital appreciation.


o MFS Research Series (Large Cap Stocks): Seeks long-term growth of capital and future income by investing in equity securities of companies believed to possess better than average prospects for long-term growth.

o MFS Total Return Series (Balanced or Total Return): Seeks primarily to obtain above-average income (compared to a portfolio entirely in equity securities) consistent with the prudent employment of capital, and secondarily to provide a reasonable opportunity for growth and income.

o MFS Utilities Series (Specialty): Seeks capital growth and current income (income above that available from a portfolio invested entirely in equity securities) by investing, under normal circumstances, at least 65% of its assets in equity and debt securities of utility companies.

o Neuberger Berman AMT Mid-Cap Growth Portfolio (Mid-Cap Stocks): Seeks growth of capital through an investment approach that is designed to increase capital with reasonable risk. It invests mainly in common stocks of mid-to-large capitalization companies.

o Neuberger Berman AMT Partners Portfolio (Mid-Large Cap Stocks): Seeks growth of capital and invests mainly in common stocks of mid-to-large capitalization companies.


o OCC Trust Managed Portfolio (Balanced or Total Return): Seeks growth of capital over time through investment in a portfolio of common stocks, bonds and cash equivalents, the percentage of which will vary based on management's assessments of relative investment values.


o Oppenheimer Main Street Growth and Income Fund/VA (Large Cap Stocks): Seeks a high total return (which includes growth in the value of its shares as well as current income) from equity and debt securities. From time to time the Fund may focus on small to medium capitalization common stocks, bonds and convertible securities.

o Templeton Asset Allocation Fund--Class 2 (Global Stocks): Seeks a high level of total return. Invests in stocks of companies in any nation, debt securities of companies and governments of any nation, and in money market instruments. Assets are allocated among different investments depending upon worldwide market and economic conditions.

o Templeton International Fund--Class 2 (International Stocks): Seeks long- term capital growth. Invests primarily in stocks of companies outside the United States, including emerging markets. Any income realized will be incidental.

o Templeton Stock Fund--Class 2 (Global Stocks): Seeks long-term capital growth. Invests primarily in equity securities issued by companies, large and small, in various nations throughout the world, including the United States and emerging markets.

There is no assurance that the Funds will achieve their investment objectives. Policy owners bear the full investment risk of investments in the Funds selected.


Some of the above Funds may use instruments known as derivatives as part of their investment strategies, as described in their respective prospectuses. The use of certain derivatives such as inverse floaters and principal only debt instruments may involve higher risk of volatility to a Fund. The use of leverage in connection with derivatives can also increase risk of losses. See the prospectuses for the Funds for a discussion of the risks associated with an investment in those funds. You should refer to the accompanying prospectuses of the Funds for more complete information about their investment policies and restrictions.

Mixed and Shared Funding

Shares of the Funds are available to insurance company separate accounts which fund variable annuity contracts and variable life insurance policies, including the Policy described in this Prospectus. Because Fund shares are offered to separate accounts of both affiliated and unaffiliated insurance companies, it is conceivable that, in the future, it may not be advantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in these Funds simultaneously, since the interests of such Policyowners or contractholders may differ. Although neither the Company nor the Funds currently foresees any such disadvantages either to variable life insurance or to variable annuity policyholders, each Fund's Board of Trustees/Directors has agreed to monitor events in order to identify any material irreconcilable conflicts which may possibly arise and to determine what action, if any, should be taken in response thereto. If such a conflict were to occur, one of the separate accounts might withdraw its investment in a Fund. This might force that Fund to sell portfolio securities at disadvantageous prices.


Fund Participation Agreements

LLANY has entered into agreements with the various Funds and their advisors or distributors under which LLANY makes the Funds available under the Policies and performs certain administrative services. In some cases, the advisors or distributors may compensate LLANY at annual rates of between .11% and .25% of assets in a particular Fund attributable to the Policies.

CHARGES & FEES

Premium Load

The premium load is deducted from your premium payments. This load represents sales and administrative expenses associated with the startup and maintenance of the policy.


1. Guaranteed Maximum Premium Load


The premium load is guaranteed to be no higher than the amounts shown in the following table.


                   For Premiums Paid up to     For Premiums Paid greater than
                   Target Premium --           Target Premium --
                   load as a percentage of     load as a percentage of
Policy Year(s)     premium                     premium
----------------   -------------------------   -------------------------------
1                              15%                             6%
2-5                            10%                             6%
6 and after                     6%                             6%


2. Current Premium Load


The premium load is currently as shown in the following table.



                   For Premiums Paid up to     For Premiums Paid greater than
                   Target Premium --           Target Premium --
                   load as a percentage of     load as a percentage of
Policy Year(s)     premium                     premium
----------------   -------------------------   -------------------------------
1                             10.5%                           2.5%
2-5                            7.5%                           1.5%
6-7                            3.5%                           1.5%
8 and after                    1.5%                           1.5%


Premium Load Refund

Upon a full surrender of your Policy within the first 24 months if your Policy is not in default you may be entitled to a credit for some or all of the premium loads which have been deducted from your premium payments. To determine the Surrender Value during the premium load refund period, the Total Account Value will be reduced by the amount of any Loan Account Value, including accrued interest. That amount would be increased by the applicable credit for the premium load. A decrease in the specified amount in Policy Years 1 or 2 will proportionately decrease the amount of the premium load refund.


For Policies surrendered during the first twelve months after the Date of Issue, the refund is 7% of premium paid in the first Policy Year up to the Target Premium and 3% of premium paid in the first Policy Year above Target Premium. For months 13 through 24, the refund is 75% of the First Policy Year refund amount.

Premium Tax Charge


An amount equal to the state and municipal taxes associated with premiums received is deducted from premium payments. For Policies issued or delivered in New York, this charge is currently 1.75% and is guaranteed not to exceed 5% of premium received.


Charges and Fees Assessed Against the Total Account Value

A Monthly Deduction is made from the Total Account Value. The Monthly Deduction is made as of the same day each month, beginning with the Date of Issue. The Monthly Deduction includes the Cost of Insurance and any charges for supplemental riders or benefits. The Cost of Insurance is the portion of the monthly deduction attributable to the basic insurance coverage, not including riders, supplemental benefits or monthly expense charges. The Cost of Insurance depends on the Issue Age, risk class of the Insured and the number of Policy Years elapsed and Specified Amount of the Policy.

Once a Policy is issued, Monthly Deductions, including Cost of Insurance charges, will begin as of the Date of Issue, even if the Policy's issuance was delayed due to underwriting requirements, and will be in amounts based on the Specified Amount of the Policy issued, even if any temporary insurance coverage provided during the underwriting period was for a lesser amount.

The Monthly Deduction also includes a monthly administrative expense charge of $6 currently, guaranteed not to exceed $10 during all Policy Years.

The monthly administrative expense charge is for items such as premium billing and collection, Policy value calculation, confirmations and periodic reports and will not exceed our costs. The Monthly Deduction is deducted proportionately from each funding option, if more than one is used. This is accomplished by liquidating Accumulation Units and withdrawing the value of the liquidated Accumulation Units from each funding option in the same proportion as their respective values have to your Fixed Account and Separate Account Values.


Mortality and Expense Risk Charge


The Company deducts a daily charge from the assets of Account S for mortality and expense risks assumed by it in connection with the Policy.

Currently, the amount of this charge, on an annualized basis, is the following percentage of Policy value in the Separate Account:

                      Annualized Mortality and
Policy Years          Expense Risk Charge
1-10                       0.70%
11 and later               0.35%


The mortality and expense risk charge is assessed to compensate the Company for assuming certain mortality and expense risks under the Policies. The Company reserves the right to increase the mortality and expense risk charge if it believes that circumstances have changed so that current charges are no longer adequate. In no event will the charge exceed 1.25% of average daily net assets in Policy Years 1-10 and 0.90% of average daily net assets in Policy Years 11 and thereafter, on an annualized basis.


Reduction of Charges


The Policies are available for purchase by corporations or other groups where the individuals share a common employer or affiliation with the group or sponsoring organization. Each Policy covers a single insured. We reserve the right to reduce premium loads or any other charges on certain multiple life sales ("cases") where it is expected that the amount or nature of such cases will result in savings of sales, underwriting, administrative or other costs. Eligibility for these reductions and the amount of reductions will be determined by a number of factors, including the number of lives to be insured, the total premiums expected to be paid, total assets under management for the Policy owner, the nature of the relationship among the insured individuals, the purpose for which the policies are being purchased, expected persistency of the individual policies, and any other circumstances which we believe to be relevant to the expected reduction of our expenses. Some of these reductions may be guaranteed and others may be subject to withdrawal or modification by us on a uniform case basis. Reductions in charges will not be unfairly discriminatory to any Policy owners.


POLICY CHOICES

When you buy a Policy, you make several important choices:

o The amount of premium you intend to pay;

o Which one of the three Death Benefit Options you would like, and the Premium Accumulation Rate you would like if you choose Death Benefit Option 3;

o The way your net premiums will be allocated to the Funds and/or the Fixed Account.

Each of these choices is described in detail below:

Premium Payments

Planned Premiums are those premiums you choose to pay on a scheduled basis. We will bill you annually, semiannually, or quarterly, or at any other agreed-upon frequency. Additional Premiums are any premiums you pay in addition to Planned Premiums.

Payment of Minimum Monthly Premiums, Planned Premiums, or Additional Premiums in any amount will not guarantee that your Policy will remain in force. Conversely, failure to pay Planned Premiums or Additional Premiums will not necessarily cause your Policy to lapse. The Policy's surrender value must be sufficient to cover the next Monthly Deduction.

At any time, you may increase your Planned Premium by written notice to us, or pay Additional Premiums, except that:

o We may require evidence of insurability if the Additional Premium or the new Planned Premium during the current Policy Year increases the difference between the Death Benefit and the Total Account Value. If satisfactory evidence of insurability is requested and not provided, we will refund the increase in premium without interest and without investing such amounts in the underlying funding options.


o If, at any time, a premium is paid which would result in total premiums exceeding such maximum premium limitations, we will only accept that portion of the premium which will make total premiums equal to the maximum. Any part of the premium in excess of that amount will be returned or applied as otherwise agreed and no further premiums will be accepted until allowed by the then-current maximum premium limitations prescribed by law.


o If you make a sufficient premium payment when you apply for a Policy, and have answered favorably to certain questions relating to the Insured's health, a "temporary insurance agreement" in the amount applied for (subject to stated maximums) will be provided.


o After your first premium payment all premiums must be sent to our Administrative Office. Your premium payments received will be allocated as you have directed and amounts allocated to the Funds will be credited at the Accumulation Unit value determined at the end of the business day after each payment is received.


You may reallocate your future premium payments at any time free of charge. Any reallocation will apply to premium payments made after you have received written verification from us.

Under limited circumstances, we may backdate a Policy, upon request, by assigning a Date of Issue earlier than the date the application is signed, but no earlier than six months prior to state approval of the Policy. The Date of Issue is the date from which policy years, policy anniversaries and Attained Age are determined. The Date of Coverage is the date on or after the Date of Issue that the initial premium has been paid (1) while the Insured is alive and (2) prior to any change in health and insurability, as represented in the application. Issue Age is the Insured's age on his/her birthday closest to the Policy Date of Issue. Backdating may be desirable, for example, so that you can purchase a particular Specified Amount for lower cost of insurance rates, based on a younger insurance age. For a backdated Policy, you must pay the minimum premium payable for the period between the Date of Issue and the date the initial premium is invested in the Separate Account. Backdating of your Policy will not affect the date on which your premium payments are credited to the Separate Account and you are credited with Accumulation Units. You cannot be credited with Accumulation Units until your Net Premium Payment is actually deposited in the Separate Account. (See "Policy Values.")

If we decline an application for a policy we will refund all premium payments made.


This Policy must satisfy the Cash Value Accumulation testing method to qualify as a life insurance contract for tax purposes under Section 7702 of the Code. This requires a life insurance policy to meet minimum ratios of life insurance coverage to Total Account Value. We refer to the ratios as Applicable Percentages. We refer to required life insurance coverage in excess of the Total Account Value as the Death Benefit corridor.

The Cash Value Accumulation test does not limit premiums which may be paid but has required Applicable Percentages. For example, Applicable Percentages for Non-Smokers range from 730% at Attained Age 20 to 380% at Attained Age 40 to 100% at Attained Age 100.


The payment of higher premiums, which is associated with the Cash Value Accumulation method, increases the possibility that the amount paid into the Policy will exceed the amount that would have been paid had the Policy provided for seven level annual premiums (the "7-pay test"). If premiums paid exceed such limits during any 7-pay testing period, any partial surrender or Policy loan may be subject to federal income taxation.


Death Benefit Options


At the time of purchase, you must choose from three available Death Benefit Options. The amount payable under the option chosen will be determined as of the date of the Insured's death. The Death Benefit may be affected by partial surrenders. The Death Benefit for all three options will be reduced by the Loan Account Value plus any accrued interest.


Under Option 1, the Death Benefit will be the greater of the Specified Amount or Target Face Amount if a Term Insurance Rider is attached to the Policy (see "Term Insurance Rider"), or the Applicable Percentage of the Total Account Value. Option 1 generally provides a level Death Benefit.


Under Option 2, the Death Benefit will be the greater of the Specified Amount, plus the Total Account Value or the Target Face Amount if a Term Insurance Rider is attached to the Policy (see "Term Insurance Rider"), or the Applicable Percentage of the Total Account Value. Option 2 provides a varying Death Benefit which increases or decreases over time, depending on the amount of premium paid and the investment performance of the underlying funding options you choose.


Under Option 3, the Death Benefit will be the greater of the Specified Amount plus the Accumulated Premium(s) accumulated at the Premium Accumulation Rate or Target Face Amount if a Term Insurance Rider is attached to the Policy (see "Term Insurance Rider"), or the Applicable Percentage of the Total Account Value but will not exceed the total Death Benefit paid under Option 2. This option may only be selected at issue.

The Accumulated Premium is the sum of all the premiums paid from the Date of Issue accumulated or the Premium Accumulation Rate. You select the Premium Accumulation Rate at issue. Any rate requested in excess of 10% may be subject to additional underwriting.

The choice of Death Benefit Option should be based upon the pattern of Death Benefits which best matches the intended use of the Policy. For example, an Option 1 Policy should be chosen for a simple, fixed, level total Death Benefit need. Option 2 would be chosen to provide a level death benefit in addition to the Policy Total

Account Value, and Option 3 would provide a level death benefit for the Specified Amount plus a return of Accumulated Premiums.

Choosing the option which provides the lowest pattern of Death Benefits which meets the desired need will be the most efficient for accumulating potential cash value, since the lower Cost of Insurance charges will improve the growth or preservation of the Total Account Value. Other than providing the appropriate pattern of desired Death Benefits, there is no economic advantage of one option over another, since the Cost of Insurance charges for all three Options are based upon the amount at risk, the difference between the Death Benefit and the Total Account Value each month.

The same is true for the choice of a Premium Accumulation Rate under Option 3. Choice of a higher Premium Accumulation Rate will cause the death benefit to increase more rapidly, but this will also generate higher Cost of Insurance charges and lower the potential growth in Total Account Value.

Allocations and Transfers to Funding Options


At purchase, you must decide how to allocate your Net Premiums among the Funds and/or the Fixed Account. Net Premiums must be allocated in whole percentages. You should carefully consider current market conditions and each Fund's investment policies and related risks before allocating money to or transferring values among the Funds.

Before the Maturity Date, you may transfer Policy values from one Fund to another at any time, or to the Fixed Account. After the first 18 months from Date of Issue the Company reserves the right to charge $25 for each transfer after the twelfth transfer per year. Within 45 days after each Policy anniversary, and before the Maturity Date, you may also transfer a portion of the Fixed Account Value to one or more Funds. A transfer from the Fixed Account is allowed only once in the 45-day period after the Policy Anniversary and will be effective as of the next Valuation Period after your request is received by our Administrative Office. The amount of such transfer cannot exceed the greater of 25% of the greatest amount held in the Fixed Account Value during the prior 5 years or $1000.

Any transfer among the Funds or to the Fixed Account will result in the crediting and cancellation of Accumulation Units based on the Accumulation Unit values determined at the end of the Valuation Period after your request is received by our Administrative Office. (See "Accumulation Unit Value.") The Valuation Period is the period of time from when the Company determines the Accumulation Unit Value and Settlement Option Unit Value of a variable investment option until the next time it determines such unit value. Currently, the calculation occurs after the close of business of the New York Stock Exchange on any normal business day, Monday through Friday, that the New York Stock Exchange is open.


POLICY VALUES

Total Account Value


The Total Account Value is the sum of the Fixed Account Value, the Separate Account Value and the Loan Account Value.

We will allocate each Net Premium (the premium paid, less both the premium load and the premium tax charge) to a funding option in the Separate Account and credit it in the form of Accumulation Units. An Accumulation Unit is used to measure the value of a Policy owner's interest in each applicable funding option used to calculate the value of the variable portion of the Total Account Value before election of a settlement option. We will credit each Net Premium we receive after your policy is issued to your Policy at the Accumulation Unit Value for a selected Fund at the end of the business day we receive it. The number of Accumulation Units credited is the Net Premium divided by that Accumulation Unit Value. Shares in each Fund you select will be purchased for the Separate Account at the Fund's net asset value next computed after we receive the Net Premium. Since each Fund has its own Accumulation Unit value if you choose a combination of funding options, you will have Accumulation Units credited for each funding option.


Separate Account Value is the sum of values in each Separate Account funding option which is the total number of Accumulation Units times the current Accumulation Unit Value. To that we add any Fixed Account values and any Loan Account Values to arrive at the Policy's Total Account Value.

The number of Accumulation Units you have is not changed by any change in the value of an Accumulation Unit. The number is increased by contributions or transfers and decreased by charges and withdrawals.

There is no guarantee that the Separate Account Value will equal or exceed Net Premiums placed in the Separate Account.

We will notify you annually as to the number of Accumulation Units credited to your Policy for each Fund, the current Accumulation Unit values, the Separate Account Value, the Fixed Account Value, and the Total Account Value.

Accumulation Unit Value


We convert any Net Premium payment allocated to, or Policy Value transferred to a Sub-Account into Accumulation Units. The Accumulation Unit Value for a Sub-Account is determined by:

o multiplying the Fund shares owned by the Sub-Account at the beginning of the business day by the Fund net asset value per share at the end of the business day and adding any dividend or other distribution during the business day; minus

o the daily Sub-Account charges, including any tax charge or credit; and

o dividing the result of the foregoing subtraction by the number of Accumulation Units for that Sub-Account at the beginning of the business day.

The Accumulation Unit Value may increase or decrease from business day to business day.


Maturity Value


The Maturity Date is the Policy Anniversary nearest the Insured's 100th birthday.


The Maturity Value of the Policy is the Total Account Value on the Maturity Date, less the Loan Account Value and any unpaid accrued interest.

Surrender Value

The Surrender Value of your Policy is the amount you can receive in cash by surrendering the Policy. This equals the Total Account Value minus the Loan Account Value and any accrued interest, plus any credit for premium loads paid. All or part of the Surrender Value may be applied to one or more of the Settlement Options.

POLICY RIGHTS

Partial Surrenders

A partial surrender may be made at any time after the first Policy Year. If, at the time of a partial surrender your Total Account Value is attributable to more than one funding option, the transaction charge and the amount paid to you upon the surrender will be taken proportionately from the Accumulation Unit values in each funding option.

The amount of a partial surrender may not exceed the Surrender Value on the date the request is received and may not be less than $500.

Partial surrenders may only be made prior to election of a Settlement Option.

For an Option 1 Death Benefit Policy (see "Death Benefit Options"):

A partial surrender will reduce the Total Account Value, Death Benefit, and Specified Amount. The Specified Amount and Total Account Value will be reduced by equal amounts and will reduce any past increases in the reverse order in which they occurred.

For an Option 2 Death Benefit Policy (see "Death Benefit Options"):

A partial surrender will reduce the Total Account Value and the Death Benefit, but it will not reduce the Specified Amount.

For an Option 3 Death Benefit Policy (see "Death Benefit Options"):

A partial surrender will reduce the Total Account Value, Death Benefit, and Specified Amount. The Specified Amount and Total Account Value will be reduced by equal amounts and will reduce any past increases in the reverse order in which they occurred.


We will pay you on a full or partial surrender within seven calendar days after we receive your written request in our Administrative Office in satisfactory form. Payment may be postponed if the New York Stock Exchange has been closed or trading has been restricted or an emergency exists. Your payment from the Fixed Account Values may be deferred up to six months except when used to pay premiums to the Company.


The Specified Amount remaining in force after a partial surrender may not be less than $100,000. Any request for partial surrender that would reduce the Specified Amount below this amount will not be granted. In addition, if, following the partial surrender and the corresponding decrease in the Specified Amount, the Policy would not comply with the maximum premium limitations required by federal tax law, the decrease may be limited to the extent necessary to meet the federal tax law requirements.

Reinstatement of a Lapsed Policy

A lapse occurs if your Monthly Deduction is greater than the Policy's Surrender Value and you make no payment to cover the deduction within 61 days of our notifying you.


You can apply for reinstatement within five years after the date of lapse and before the Maturity Date. To reinstate your Policy we will require satisfactory evidence of insurability and an amount sufficient to pay for the current Monthly Deductions, plus two additional Monthly Deductions. In the event of reinstatement, the Policy will be reinstated on the Monthly Deduction day following our approval. The Policy's Total Account Value at reinstatement will be the net premium paid less the Monthly Deduction due that day. Any loan Account Value will not be reinstated.


Policy Loans

The maximum loan amount is 90% of Total Account Value. The Loan Account Value, which is the loan amount plus interest, reduces any proceeds payable.

Any loan made will be taken proportionally from the amount in each funding option. Repayments on the loan will be allocated in proportion to current premium allocations, and will reduce the Loan Account Value.


The annual rate we charge during any Policy Year will be:


o the monthly average (Moody's Investors Service, Inc. Composite Yield on Corporate Bonds) for the calendar month which ends two months before the month in which the Policy Anniversary occurs, or, if greater,

o 5%

This rate may increase only when it would be at least 0.5% higher than the prior Policy Year's and decrease only when it would be at least 0.5% lower than the prior Policy Year's.

When you take a loan, we will tell you the current policy loan interest rate. We will tell you in advance of any interest rate change. You must pay interest on the anniversary of the loan, or earlier upon surrender, payment of proceeds, or maturity of a Policy. Any unpaid interest is added to the loan.


The Loan Account Value will earn interest at an annual rate equal to the greater of:

o the policy loan interest rate less an annual rate not to exceed 0.90%; or


o 4.0%

The interest earned by the Loan Account Value will be added to the Fixed Account Value and the Separate Account Value in the same proportion in which the loan amount was originally deducted from these values.

Policy Changes


You may make changes to your Policy as described below by submitting a written request to our Administrative Office in a form satisfactory to us.


Increases: You may increase the Specified Amount of your Policy any time subject to satisfactory evidence of insurability which may be required.


Decreases: Generally, you may decrease the Specified Amount of your Policy; however, no decrease may reduce the Specified Amount below the minimum for the type of Policy (see "Death Benefit Options"), and the availability of decreases before the eighth Policy Year is subject to approval of this feature by the New York Insurance Department and to the Company's satisfaction that the decrease is intended to meet a legitimate, non-insurance related business need of the Policy owner.


The new Specified Amount will equal the Specified Amount less the Total Account Value at the time of the change.


o Changes from Death Benefit Option 1 to Death Benefit Option 2 are allowed at any time. The new Specified Amount will equal the Specified Amount less the Total Account Value at the time of the change.

o Changes from Death Benefit Option 2 to Death Benefit Option 1 are allowed at any time. The new Specified Amount will equal the Specified Amount plus the Total Account Value as of the time of the change.

o Changes from Death Benefit Option 3 to Death Benefit Option 1 are allowed at any time. The Specified Amount will be increased to equal the Specified Amount prior to the change plus the lesser of the Accumulated Premiums or the Total Account Value at the time of the change.

o Changes from Death Benefit Option 3 to Death Benefit Option 2 are allowed at any time. The Specified Amount will be reduced to equal the Specified Amount prior to the change minus the difference between the Total Account Value and the sum of the Accumulated Premiums at the time of the change.

o Changes from Death Benefit Options 1 or 2 to Death Benefit Option 3 are not allowed.


Right to Examine the Policy


The Policy has a "Right to Examine Period" during which you may examine the Policy. If, for any reason, you are dissatisfied, it may be returned to our Administrative Office for a refund. It must be returned within ten days after you receive the Policy. If you return (cancel) the Policy, we will pay a refund equal to all premiums paid, without interest. Refunds will usually occur within seven days of notice of cancellation, although a refund of premiums you paid by check may be delayed until the check clears your bank.


DEATH BENEFIT

The Death Benefit under the Policy will be paid in a lump sum within seven days after we receive due proof of the Insured's death (a certified copy of the death certificate), unless you or the beneficiary have elected that it be paid under one or more of the Settlement Options or such options as we may choose to make available in the future. Payment of the Death Benefit may be delayed if the Policy is being contested.

POLICY SETTLEMENT

Settlement Options

Proceeds in the form of Settlement Options are payable by the Company upon the Insured's death, upon Maturity of the Policy, or upon election of one of the Settlement Options.

Upon the death of the Insured, the proceeds of the Policy will be paid to the Beneficiary(ies) in the form of an annuity in Settlement Option 1, 2 or 3 if the Beneficiary(ies) so elect. An annuity is a series of payments for a definite period of time or for the life of an individual. For Settlement Option 4, payments of requested amounts are made at the request of the Payee or payments may be through one of the other available Settlement Options.


All or part of the Proceeds of this Policy may be applied, under one or more of the options described below. An election shall be made by written request to our Administrative Office. The Payee of Proceeds may make this election if no prior election has been made.


The Payee must designate whether the payments will be:


o on a fixed basis,


o on a variable basis, or


o a combination of fixed and variable bases.


Variable Settlement Options will be supported by the then available Funds of the Company's Variable Annuity Account N (Account N), a separate account very similar to the Separate Account, except that Account N supports variable annuity benefits rather than variable life insurance benefits. We will provide an Account N prospectus in connection with selection of a Settlement Option. That prospectus will describe the available Funds, the cost and expenses of such Funds and the charges imposed on Account N. The available Funds may be, and the charges imposed on Account N are expected to be, different from those that relate to the Separate Account prior to commencement of a Settlement Option. Accordingly, you should review the Account N prospectus, as well as prospectuses for Account N's underlying Funds, prior to selecting any variable payment Settlement Option. A minimum monthly payment of $50 from each funding option will be required.

You make transfers among Funds while receiving payments on a variable basis under our administrative procedures in effect at the time. Currently, we limit the number of transfers to three per calendar year, but we can change this limit in the future.

If no designation is made, the Separate Account Value shall be used to provide a variable payment, and the Fixed Account Value shall be used to provide a fixed payment.

If a fixed annuity is chosen, the annuity purchase rate for the option chosen will reflect at least the minimum guaranteed interest rate of 3.0%.

Annuity Payment Options:

Option 1 -- Life Annuity/Life Annuity with Guaranteed Period -- Fixed and/or variable annuity payments will be made for the lifetime of the Annuitant with no certain period, or life and a 10 year certain period, or life and a 20 year certain period.

Option 2 -- Unit Refund Life Annuity -- Variable annuity payments will be made for the lifetime of the Annuitant with the guarantee that upon death, if (a) the number of the Fund settlement option annuity units initially purchased (determined by dividing the total dollar amount applied to purchase this settlement option by the Fund settlement option annuity unit value on the Annuity Commencement Date) is greater than (b) the number of Fund settlement option annuity units paid as part of each variable annuity benefit payment multiplied by the number of annuity benefit payments paid prior to death; then a refund payment equal to the number of Fund settlement option annuity units determined by (a) minus (b) will be made. The refund payment value will be determined using the Fund settlement option annuity unit value on the Valuation Date on which the death claim is approved by us for payment after we have received (1) proof of death acceptable to us; (2) written authorization for payment; and (3) all claim forms, fully completed.

Option 3 -- Cash Refund Life Annuity -- Fixed annuity payments will be made for the lifetime of the Annuitant with the guarantee that upon death, if (a) the total dollar amount applied to purchase this option is greater than (b) the fixed annuity benefit payment multiplied by the number of annuity benefit payments paid prior to death; then a refund payment equal to the dollar amount of (a) minus (b) will be made. The refund payment will be made on the Valuation Date on which the death claim is approved by us for payment after we are in receipt of (1) proof of death acceptable to us; (2) written authorization for payment; and (3) all claim forms, fully completed.

Option 4 -- Joint Life Annuity/Joint Life Annuity with Guaranteed Period -- Fixed and/or variable payments will be made during the joint life of the Annuitant and a Joint Annuitant of the Owner's choice. Payments will be made for life with no certain period, or life and a 10 year certain period, or life and a 20 year certain period. Payments continue for the life of the survivor at the death of the Annuitant or Joint Annuitant.

Other Options -- other options may be available as agreed upon in writing by us.

TERM INSURANCE RIDER


The Policy can be issued with a Term Insurance Rider as a portion of the total Death Benefit. The Rider provides term life insurance on the life of the Insured, which is annually renewable to Attained Age 100. This rider will continue in effect unless explicitly canceled by the Policy owner. The Rider provides a vehicle for short-term insurance protection for Policy owners who desire lower required premiums under the Policy, in anticipation of growth in Total Account Value to fund life insurance coverage in later Policy Years. The amount of coverage provided under the Rider's Benefit Amount, varies from month to month.


The Benefit Amount is the Target Face Amount minus the Specified Amount. However, if the Death Benefit of the Policy is defined as a percentage of the Total Account Value, the Benefit Amount is zero.

The cost of the Rider is added to the Monthly Deductions, and is based on the Insured's premium class, Issue Age and the number of Policy Years elapsed. We may adjust the monthly rider rate from time to time, but the rate will never exceed the guaranteed cost of insurance rates for the Rider for that Policy Year.

If the Policy's Death Benefit increases as a result of an increase in Total Account Value (see "Life Insurance Qualification"), the Rider's Target Death Benefit will be reduced by an equivalent amount to maintain the total desired Death Benefit.

The Rider's Death Benefit is included in the total Death Benefit paid under the Policy. (See "Death Benefit Options.")


THE COMPANY

Directors and Officers of LLANY

The following persons are Directors and Officers of LLANY. Except as indicated below, the address of each is 120 Madison Street, Suite 1700, Syracuse, NY 13202, and each has been employed by LLANY or its affiliates for more than 5 years.


      Name, Address and
 Position(s) with Registrant                Principal Occupations Last Five Years
-----------------------------   ------------------------------------------------------------
Roland C. Baker                 President [1/95-present], First Penn-Pacific Life Insurance
Director                        Co. Formerly: Chairman and CEO [7/88-1/95], Baker,
1801 S. Meyers Road             Rakish, Shipley & Politzer, Inc.
Oakbrook Terrace, IL 60181

J. Patrick Barrett              Chairman and Chief Executive Officer, CARPAT
Director                        Investments
4605 Watergap
Manlius, NY 13104

David N. Becker                 Vice President and Chief Actuarial Officer, The
Second Vice President and       Lincoln National Life Insurance Company
Appointed Actuary
1300 South Clinton Street
Fort Wayne, IN 46802

Thomas D. Bell, Jr.             President and Chief Executive Officer [4/95-present],
Director                        Burson-Marstellar. Formerly: Vice Chairman
230 Park Avenue, South          [3/94-5/95], Gulfstream Aerospace Corp.
New York, NY 10003

Jon A. Boscia                   President, Chief Executive Officer and Director, Lincoln
Director                        National Corp. [1/98-present], Formerly: President and
1300 South Clinton Street       Chief Executive Officer [10/96-1/98], and Chief Operating
Fort Wayne, IN 46802            Officer [5/94-10/96], The Lincoln National Life Insurance
                                Co. Formerly: President [7/91-5/94] Lincoln Investment
                                Management Inc.

John H. Gotta                   Senior Vice President and General Manager (formerly
Second Vice President           Vice President) [1/98-present], The Lincoln National Life
350 Church Street               Insurance Co. Formerly: Senior Vice President,
Hartford, CT 06103              Connecticut General Life Insurance Company
                                [3/96-12/97]; Vice President, Connecticut Mutual Life
                                Insurance Company [8/94-3/96]; Vice President,
                                Connecticut General Life Insurance Company [3/93-8/94]

      Name, Address and
 Position(s) with Registrant            Principal Occupations Last Five Years
-----------------------------   -----------------------------------------------------
Philip L. Holstein              President and Treasurer, Lincoln Life & Annuity
President and Director          Company of New York [7/96-present] Formerly:
                                President, [1/82-7/96] The Holstein Company, Inc.

Barbara S. Kowalczyk            Senior Vice President, Corporation Planning
Director                        [5/94-present], Lincoln National Corp.; Formerly:
200 East Berry Street           Senior Vice President [7/92-5-94], Lincoln
Fort Wayne, IN 46802            Investment Management Co.

Margeurite L. Lachman           Managing Director, Schroder Real Estate Associates
Director
437 Madison Avenue
18th Floor
New York, NY 10022

Louis G. Marcoccia              Senior Vice President, Business, Finance and
Director                        Administrative Services, Syracuse University
Skytop Office Building
Skytop Road
Syracuse, NY 13244-5300

Troy D. Panning                 Second Vice President and Chief Financial Officer
Second Vice President and       [11/96-present], Lincoln Life & Annuity Company of
Chief Financial Officer         New York; Formerly: Accountant [9/90-11/96], Ernst
                                & Young LLP

John M. Pietruski               Chairman of the Board, Texas Biotechnology Corp.
Director
One Penn Plaza
Suite 3408
New York, NY 10119

Lawrence T. Rowland             President [97-present] Lincoln Reinsurance,
Director                        Formerly: Senior Vice President (96), Vice President
One Reinsurance Place           [94-95] Lincoln Reinsurance.
1700 Magnavox Way
Fort Wayne, IN 46804

Gabriel L. Shaheen              President, Chief Executive Officer and Director
Director                        [1/98-present], The Lincoln National Life Insurance
1300 South Clinton Street       Co. Formerly: Managing Director, Lincoln National
Fort Wayne, IN 46802            (UK) PLC [12/96-1/98]; President, Lincoln National
                                Reinsurance Company [7/94-12/96]; Senior Vice
                                President, Lincoln National Life Reinsurance
                                Company [1/93-7/95]

Robert O. Sheppard, Esq.        Assistant Vice President, Lincoln Life & Annuity
Assistant Vice President        Company of New York [7/97-present]; Second Vice
                                President, Unity Mutual Life Insurance Company
                                [2/86-7/97]

Richard C. Vaughan              Executive Vice President and Chief Financial Officer
Director                        [1/95-present] Formerly: Senior Vice President
200 East Berry Street           [5/92-1/95], Lincoln National Corp.
Fort Wayne, IN 46802

      Name, Address and
 Position(s) with Registrant            Principal Occupations Last Five Years
-----------------------------   -----------------------------------------------------
C. Suzanne Womack               Secretary, Lincoln Life & Annuity Company of New
Secretary                       York [7/96-present]; Second Vice President and
200 East Berry Street           Secretary, Lincoln National Corporation
Fort Wayne, IN 46802            [5/97-present]; Second Vice President and
                                Secretary, The Lincoln National Life Insurance
                                Company [5/97-present]; Secretary, Lincoln Financial
                                Advisors Corporation [6/87-present]

ADDITIONAL INFORMATION

Reports to Policyowners

Within 30 days after each Policy Anniversary and before proceeds are applied to a Settlement Option, we will send you a report containing the following information:

o a statement of changes in the Total Account Value and Surrender Value since the prior report or since the Date of Issue, if there has been no prior report. This includes a statement of Monthly Deductions and investment results and any interest earnings for the report period;

o Surrender Value, Death Benefit, and any Loan Account Value as of the Policy Anniversary;

o a projection of the Total Account Value, Loan Account Value and Surrender Value as of the succeeding Policy Anniversary.


If you have Policy values funded in a Separate Account you will receive, in addition, such periodic reports as may be required by the Commission.


Right to Instruct Voting of Fund Shares


In accordance with our view of present applicable law, we will vote the shares of each of the Funds held in each Separate Account. The votes will be cast at meetings of the shareholders of the Fund and will be based on instructions received from Policy owners. However, if the 1940 Act or any regulations thereunder should be amended or if the present interpretation thereof should change, and as a result we determine that we are permitted to vote the shares of the Fund in our own right, we may elect to do so.

The number of Fund shares which each Policy owner is entitled to direct a vote is determined by dividing the portion of Total Account Value attributable to a Fund, if any, by the net asset value of one share in the Fund. Where the value of the Total Account Value or the Valuation Reserve relates to more than one Fund, the calculation of votes will be performed separately for each Fund. The number of shares which a person has a right to vote will be determined as of a date to be chosen by us, but not more than 90 days before the meeting of the Fund. Voting instructions will be solicited by written communication at least 14 days before such meeting. Fund shares for which no timely instructions are received, and Fund shares which are not otherwise attributable to Policy owners, will be voted by us in the same proportion as the voting instructions which are received for all Policies participating in each Fund through Account S.

Policy owners having a voting interest will receive periodic reports relating to the Fund, proxy material and a form for giving voting instructions.

Disregard of Voting Instructions


We may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the sub-classification or investment objectives of a Fund or to approve or disapprove an investment advisory contract for a Fund. In addition, we may disregard voting instructions in favor of changes initiated by a Policy owner in the investment policy or the investment adviser of the Fund if we reasonably disapprove of such changes.

A change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities or we determined that the change would have an adverse effect on the Separate Account in that the proposed investment policy for a Fund may result in overly speculative or unsound investments. In the event we do disregard voting instructions, a summary of that action and the reasons for such action will be included in the next annual report to Policy owners.


State Regulation

We are subject to regulation and supervision by the Insurance Department of the state of New York, which periodically examines our affairs. The Policies have been approved by the New York Insurance Department.

We are required to submit annual statements of our operations, including financial statements, to the New York Insurance Department, for the purposes of determining solvency and compliance with insurance laws and regulations.


Legal Matters

LLANY may be involved in various pending or threatened legal proceedings arising from the conduct of its business. Most of these proceedings are routine and in the ordinary course of business.


The Registration Statement

A Registration Statement under the 1933 Act has been filed with the Commission relating to the offering described in this Prospectus. This Prospectus does not include all the information set forth in the Registration Statement, certain portions of which have been omitted pursuant to the rules and regulations of the Commission. The omitted information may be obtained at the Commission's principal office in Washington, DC, upon payment of the Commission's prescribed fees.

Distribution of the Policies


The Policy will be sold by individuals and entities, who in addition to being appointed as life insurance agents for LLANY are also registered representatives of Lincoln Financial Advisors Corporation or of other registered broker-dealers who maintain a selling relationship with LLANY. Registered broker-dealers and registered representatives of broker-dealers ordinarily receive commission and service fees up to 35% of the first year premium as defined and limited by Internal Revenue Code Section 7702, plus up to 10% of all other premiums paid. A registered representative or registered broker-dealer may be required to return all or part of any commission if the Policy is not continued for a certain period. All compensation is paid from LLANY resources, which include sales charges made under this policy.

Records and Accounts

Andesa, TPA, Inc., Suite 502, 1621 N. Cedar Crest Boulevard, Allentown, Pennsylvania, will act as a Transfer Agent on behalf of LLANY as it relates to the policies described in this Prospectus. In the role of a Transfer Agent, Andesa will perform administrative functions, such as decreases, increases, surrenders and partial surrenders, fund allocation changes and transfers on behalf of the Company.


All records and accounts relating to the Separate Account and the Funds shares held in the Separate Account will be maintained by the Company. All financial transactions will be handled by the Company. All reports required to be made and information required to be given will be provided by Andesa on behalf of the Company.

Experts

The statutory-basis financial statements of LLANY appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report which also appears elsewhere in this document and in the registration statement. The financial statements audited by Ernst & Young LLP have been included in this document in reliance on their report given on their authority as experts in accounting and auditing.

Legal matters included in this prospectus have been examined by Robert O. Sheppard, Esq. as stated in the opinion filed as an exhibit to the registration statement.

Actuarial matters included in this prospectus have been examined by Ronald D. Franzluebbers, FSA as stated in the opinion filed as an exhibit to this registration statement.

Advertising

We are a member of Insurance Marketplace Standards Association ("IMSA") and may include the IMSA logo and information about IMSA membership in our advertisements. Companies that belong to IMSA subscribe to a set of ethical standards covering the various aspects of sales and services for individually sold life insurance and annuities.

Preparing for Year 2000

Many existing computer programs use only two digits in the date field to identify the year. If left uncorrected these programs, which were designed and developed without considering the impact of the upcoming change in the century, could fail to operate or could produce erroneous results when processing dates after December 31, 1999. For example, a bond with a stated maturity date of July 1, 2000, a computer program could read and store the maturity date as July 1, 1900. This problem is known by many names, such as the "Year 2000 Problem", "Y2K", and the "Millennium Bug".

The Year 2000 Problem affects virtually all computer programs worldwide. It can cause a computer system to suddenly stop operating. It can also result in a computer corrupting vital company records, and the problem could go undetected for a long time. For our products, if left unchecked it could cause such problems as contributions collection and deposit errors; claim payment difficulties; accounting errors; erroneous unit values; and difficulties or delays in processing transfers, surrenders and withdrawals. In a worst case scenario, this could result in a material disruption to the operations of LLANY and of Lincoln Life and Delaware Services Company Inc. (Delaware), affiliates of LLANY and providers of the accounting and valuation services for the Separate Account.

However, both provider companies (Lincoln Life and Delaware) are wholly owned by Lincoln National Corporation (LNC), which has had Year 2000 processes in place since 1996. LNC projects aggregate expenditures in excess of $92 million for its Y2K efforts through the year 2000. Both Lincoln Life and Delaware have dedicated Year 2000 teams and steering committees that are answerable to their counterparts in LNC. LLANY also has a dedicated Year 2000 team and is coordinating its activities with those of Lincoln Life, Delaware and LNC.

In light of the potential problems discussed above, LLANY, as part of its Year 2000 updating process, has assumed responsibility for correcting all high-priority Information Technology (IT) systems which service the Separate Account. Delaware is responsible for updating all its high-priority IT systems to support these vital services. The Year 2000 effort, for both IT and non-IT systems, is organized into four phases:

o awareness-raising and inventory of all assets (including third-party agent and vendor relationships);

o assessment and high-level planning and strategy;

o remediation of affected systems and equipment; and

o testing to verify Year 2000 readiness.

All three companies are currently on schedule to have their high-priority IT systems remediated and tested to demonstrate readiness by June 30, 1999. During the third and fourth quarters of 1999 additional testing of the environment will continue. All three companies are currently on schedule to have their high-priority non-IT systems (elevators, heating and ventilation, security systems, etc.) remediated and tested by October 31, 1999.

The work on Year 2000 issues has not suffered significant delays; however, some uncertainty remains. Specific factors that give rise to this uncertainty include (but are certainly not limited to) a possible loss of technical resources to perform the work; failure to identify all susceptible systems; and non-compliance by third parties whose systems and operations impact LLANY. In a report dated February 26, 1999, entitled, Investigating the Impact of the Year 2000 Technology Problem, S. Rpt. 106-10, the U.S. Senate Special Committee on the Year 2000 Technology Problem expressed its concern that "Financial services firms . . . are particularly vulnerable to . . . the risk that a material customer or business partner will fail, as a result of the computer problems, to meet its obligations".

One important source of uncertainty is the extent to which the key trading partners of LLANY, Lincoln Life and of Delaware will be successful in their own remediation and testing efforts. LLANY, Lincoln Life and Delaware have been monitoring the progress of their trading partners; however, the efforts of these partners are beyond our control.

LLANY, Lincoln Life and Delaware expect to have completed their necessary remediation and testing efforts prior to December 31, 1999. However, given the nature and complexity of the problem, there can be no guarantee by any of the three companies that there will not be significant problems after December 31, 1999.

TAX MATTERS

General

The following is a discussion of the federal income tax considerations relating to the Policy. This discussion is based on the Company's understanding of federal income tax laws as they now exist and are currently interpreted by the Internal Revenue Service ("IRS"). These laws are complex, and tax results may vary among individuals. A person or persons contemplating the purchase of or the exercise of elections under the Policy described in this Prospectus should seek competent tax advice.

Federal Tax Status of the Company


The Company is taxed as a life insurance company in accordance with the Code. For federal income tax purposes, the operations of each Separate Account form a part of the Company's total operations and are not taxed separately, although operations of each Separate Account are treated separately for accounting and financial statement purposes.

Under existing federal income tax law, the Company believes that the Separate Account investment income and realized net capital gains will not be taxed to the extent that such income and gains are applied to increase the reserves under the contracts. Accordingly, the Company does not anticipate that it will incur any federal income tax liability attributable to the Separate Account. Therefore, the Company does not intend to make provisions for any such taxes. However, the Company reserves the right to make a deduction for such taxes should they be imposed with respect to such items in the future.


Life Insurance Qualification


Section 7702 of the Code includes a definition of life insurance for tax purposes. The Code and IRS rules generally place limits on the amount of premiums payable under the contract and the level of cash surrender value. In no event may the total of all premiums paid exceed the then-current maximum premium limitations established by federal law for a Policy to qualify as life insurance. If, at any time, a premium is paid which would result in total premiums exceeding such maximum premium limitation, we will only accept that portion of the premium which will make total premiums equal the maximum. Any part of the premium in excess of that amount will be returned or applied as otherwise agreed and no further premiums will be accepted until allowed by the then-current maximum premium limitations prescribed by law. The Secretary of the Treasury has been granted authority to prescribe regulations to carry out the purposes of Section 7702. Proposed regulations governing mortality charges were issued in 1991. The Company believes that the Policy meets the statutory definition of life insurance. As such, and assuming the diversification standards of Section 817(h) (discussed below) are satisfied, then except in limited circumstances (a) death benefits paid under the Policy should generally be excluded from the gross income of the beneficiary for federal income tax purposes under Section 101(a)(1) of the Code, and (b) a Policy owner should not generally be taxed on the cash value under a Policy, including increments thereof, prior to actual receipt. The principal exceptions to these rules are corporations that are subject to the alternative minimum tax, and thus may be subject to tax on increments in the Policy's Total Account Value, and Policy owners who acquire a Policy in a "transfer for value" and thus can become subject to tax on the portion of the Death Benefit which exceeds the total of their cost of acquisition and subsequent premium payments.

The Company intends to comply with any future final regulations issued under Sections 7702 and 817(h) of the Code, and therefore reserves the right to make changes it deems necessary to ensure such compliance. Any such changes will apply uniformly to affected Policy owners and will be made only after advance written notice.


General Rules


Upon the surrender or cancellation of any Policy, whether or not it is a Modified Endowment Contract, the Policy owner will be taxed on the Surrender Value only to the extent that it exceeds the gross premiums paid less prior untaxed withdrawals. The amount of any unpaid Policy Loans will, upon surrender, be added to the Surrender Value and will be treated for this purpose as if it had been received.


Assuming the Policy is not a Modified Endowment Contract, the proceeds of any Partial Surrenders are generally not taxable unless the total amount received due to such surrenders exceeds total premiums paid less prior untaxed Partial Surrender amounts. However, Partial Surrenders made within the first 15 Policy Years may be taxable in certain limited instances where the Surrender Value plus any unpaid Policy debt exceeds the total premiums paid less the untaxed portion of any prior Partial Surrenders. This result may occur even if the total amount of any Partial Surrenders does not exceed total premiums paid to that date.

Loans received under the Policy will ordinarily be considered indebtedness of the Policyowner, and assuming the Policy is not considered a Modified Endowment Contract, Policy Loans will not be treated as current distributions subject to tax. Generally, amounts of loan interest paid by individuals will be considered nondeductible "personal interest."

Modified Endowment Contracts

A class of contracts known as "Modified Endowment Contracts" has been created under Section 7702A of the Code. The tax rules applicable to loan proceeds and proceeds of a Partial Surrender of any Policy that is considered to be a Modified Endowment Contract will differ from the general rules noted above.


A contract will be considered a Modified Endowment Contract if it fails the "7-pay test." A Policy fails the 7-pay test if, at any time in the first seven Policy Years, the amount paid into the Policy exceeds the amount that would have been paid had the Policy provided for the payment of seven (7) level annual premiums. In the event of a distribution under the Policy, the Company will notify the Policy owner if the Policy is a Modified Endowment Contract.


In addition, each Policy is subject to the 7-pay test during the first seven Policy Years following the time a material change takes effect. A material change, for these purposes, includes the exchange of a life insurance policy for another life insurance policy or the conversion of a term life insurance policy into a whole life or universal life insurance policy. In addition, an increase in the future benefits provided constitutes a material change unless the increase is attributable to (1) the payment of premiums necessary to fund the lowest Death Benefit payable in the first seven Policy Years or (2) the crediting of interest or other earnings with respect to such premiums. A reduction in death benefits during the first seven Policy Years may also cause a Policy to be considered a Modified Endowment Contract.

If the Policy is considered to be a Modified Endowment Contract, the proceeds of any Partial Surrenders, any Policy Loans and most assignments will be currently taxable to the extent that the Policy's Total Account Value immediately before payment exceeds gross premiums paid (increased by the amount of loans previously taxed and reduced by untaxed amounts previously received). These rules may also apply to Policy Loans or Partial Surrender proceeds received during the two-year period prior to the time that a Policy becomes a Modified Endowment Contract. If the Policy becomes a Modified Endowment Contract, it may be aggregated with other Modified Endowment Contracts purchased by you from the Company (and its affiliates) during any one calendar year for purposes of determining the taxable portion of withdrawals from the Policy.

A penalty tax equal to 10% of the amount includable in income will apply to the taxable portion of the proceeds of any Policy Surrender or Policy Loan received by any Policyowner of a Modified Endowment Contract who is not an individual. Taxable policy distributions made to an individual who has not reached the age of 59-1/2 will also be subject to the penalty tax unless those distributions are attributable to the individual becoming disabled, or are part of a series of equal periodic payments made not less frequently than annually for the life or life expectancy of such individual (i.e., an annuity).

Diversification Standards

Section 817(h) of the Code provides that separate account investments (or the investments of a mutual fund, the shares of which are owned by separate accounts of insurance companies) underlying the Policy must be "adequately diversified" in accordance with Treasury regulations in order for the Policy to qualify as life insurance. The Treasury Department has issued regulations prescribing the diversification requirements in connection with variable contracts. The Separate Account, through the Funds, intends to comply with these requirements.

Investor Control


In certain circumstances, owners of variable contracts may be considered the owners for federal income tax purposes of the assets of the separate account used to support their contracts. In those circumstances, income and gains from separate account assets would be includable in the variable contract owner's gross income. In several rulings published prior to the enactment of Section 817(h), the IRS stated that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department has also announced, in connection with the issuance of regulations under Section 817(h) concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., you), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which Policy owners may direct their investments to particular Funds without being treated as owners of the underlying assets." As of the date of this Prospectus, no such guidance has been issued.

The ownership rights under the Policy are similar to, but different in certain respects from those described by the IRS in pre-Section 817(h) rulings in which it was determined that Policy owners were not owners of separate account assets. For example, a Policy owner has additional flexibility in allocating premium payments and account values. While the Company does not believe that these differences would result in a Policy owner being treated as the owner of a pro rata portion of the assets of the Separate Account, there is no regulation or ruling of the IRS that confirms this conclusion. In addition, the Company does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. The Company therefore reserves the right to modify the Policy as necessary or to limit the number of variable options available to attempt to prevent a Policy owner from being considered the owner of a pro rata share of the assets of the Separate Account.


Other Tax Considerations


Business-owned life insurance may be subject to certain additional rules.
Section 264(a)(1) of the Code generally prohibits employers from deducting premiums on policies covering officers, employees or other financially interested parties where the employer is a beneficiary under the Policy. Additions to the Policy's Total Account Value may also be subject to tax under the corporation alternative minimum tax provisions. In addition, Section 264(a)(4) of the Code limits the Policy owner's deduction for interest on loans taken against life insurance covering the lives of officers, employees, or others financially interested in the Policy owner's trade or business. Under current tax law, interest may generally be deducted on an aggregate total of $50,000 of loans per covered life only with respect to life insurance policies covering each officer, employee or others who may have a financial interest in the Policy owner's trade or business and are considered key persons.

Generally, a key person means an officer or a 20 percent owner. However, the number of key persons will be limited to the greater of (a) 5 individuals, or
(b) the lesser of 5 percent of the total officers and employees of the taxpayer or 20 individuals. Deductible interest for these contracts will be capped based on applicable Moody's Corporate Bond Rate. Section 264 (f) of the Code denies a deduction for a portion of a Policy owner's otherwise deductible interest that is allocable to nonborrowed policy cash values. The nondeductible interest amount is the amount that bears the same ratio to such interest as the company's average nonborrowed cash values of life insurance and annuity policies issued after June 8, 1997 bears to the sum of the average nonborrowed cash values of policies plus the average adjusted tax basis of other assets owned by the company. This provision does not apply to policies in which the insured is a 20 percent owner, officer, director or employee of the business, including policies jointly covering such individual and his or her spouse. The rule also will not apply where the Policy owner is a natural person, unless a trade or business is directly or indirectly the beneficiary of the policy.


Depending on the circumstances, the exchange of a policy, a change in the Policy's Death Benefit Option, a Policy Loan, a Full or Partial Surrender, a change in Ownership or an assignment of the Policy may have federal income tax consequences. In addition, federal, state and local transfer, estate, inheritance and other tax consequences of policy ownership, premium payments and receipt of policy proceeds depend on the circumstances of each Policyowner or beneficiary. Any person concerned about these tax implications should consult a competent tax advisor before initiating any transaction.

MISCELLANEOUS POLICY PROVISIONS

The Policy, including riders, which you receive and the application you make when you purchase the Policy are the whole contract. A copy of the application is attached to the Policy when it is issued to you. Any application for changes, once approved by us, will become part of the Policy.

Payment of Benefits


All benefits are payable by us. We may require submission of the Policy before we grant loans, make changes or pay benefits.


Age

If age is misstated on the application, the amount payable on death will be that which would have been purchased by the most recent monthly deduction at the current age.

Incontestability

We will not contest coverage under the Policy after the Policy has been in force during the lifetime of the insured for a period of two years from the Policy's Date of Issue.

For coverage which takes effect on a later date (e.g., an increase in coverage), we will not contest such coverage after it has been in force during the lifetime of the Insured more than two years from its effective date.

Suicide

If the Insured commits suicide within two years from the Date of Issue, the only benefit paid will be the sum of:

a) premiums paid less amounts allocated to the Separate Account; and

b) the Separate Account Value on the date of suicide, plus the portion of the Monthly Deduction from the Separate Account Value, minus

c) the amount necessary to repay any loans in full and any interest earned on the Loan Account Value transferred to the Separate Account Value, and any surrenders from the Fixed Account.

If the Insured commits suicide within two years from the effective date of any increase in coverage, we will pay as a benefit only the Monthly Deduction for the increase, in lieu of the face amount of the increase.

All amounts described in (a) and (c) above will be calculated as of the date of death.

Coverage Beyond Maturity

The New York Insurance Department does not permit coverage beyond the Maturity Date.

Nonparticipation

The Policy is not entitled to share in the divisible surplus of the Company. No dividends are payable.

                                   Appendix A

Illustrations of Death Benefit, Total Account Values and Surrender Values.

The following tables illustrate how the Death Benefit, Total Account Values and Surrender Values of a Policy change with the investment experience of the variable funding options. The tables show how the Death Benefit, Total Account Values and Surrender Values of a Policy issued with an insured of a given age and a given premium would vary over time if the investment return on the assets held in each Fund were a uniform, gross after tax annual rate of 0%, 6%, and 12%, respectively.


Tables I and II illustrate Policies issued on a unisex basis, age 45, in the preferred nonsmoker rate class for fully underwriting issue. Tables III and IV illustrate Policies issued on a unisex basis, age 45 in the nonsmoker rate class for guaranteed issue underwriting. Tables V and VI illustrate Policies issued on a unisex basis, age 45 in the nonsmoker rate class for simplified issue underwriting. All Tables show values under the Cash Value Accumulation Test for the definition of life insurance. The Death Benefit, Total Account Values, and Surrender Values would be different from those shown if the gross annual investment rates of return averaged 0%, 6%, and 12%, respectively, over a period of years, but fluctuated above and below those averages for individual Policy Years.

The second column of each table shows the accumulated values of the premiums paid at an assumed rate of 5%. The third through fifth columns illustrate the Death Benefit of a Policy over a designated period. The sixth through eighth columns illustrate the Total Account Values, while the ninth through eleventh columns illustrate the Surrender Values of each Policy over the designated period. Tables I, III, and V assume the maximum Cost of Insurance allowable under the Policy is charged in all Policy Years. These tables also assume that the maximum allowable mortality and expense risk charge of 1.25% in Policy Years 1-10 and 0.90% in Policy Years 11 and thereafter on an annual basis, the maximum allowable premium load of 15% up to the first year's Target Premium and 6% over the Target Premium, are assessed in the first Policy Year; the maximum allowable premium load of 10% up to the second year's Target Premium and 6% over the Target Premium, are assessed in the second through fifth Policy Year and 6% on all premium in all Policy years thereafter, and an assumed Premium Tax charge of 5% on all premium in all Policy Years.

Tables II, IV and VI assume that the current scale of Cost of Insurance rates applies during all Policy Years. These tables also assume the current mortality and expense risk charge of 0.70% on an annual basis for the first 10 Policy Years, and 0.35% for Policy Years 11 and thereafter, the current premium load of 10.5% up to the first year's Target Premium and 2.5% over the Target Premium are assumed in the first Policy Year, the current premium load of 7.5% up to the second through the fifth years' Target Premiums and 1.5% over the Target Premiums are assumed in the second through fifth Policy Years, the current load of 3.5% up to the seventh year's Target Premiums and 1.5% over the Target Premiums are assumed in the sixth and seventh Policy Years, 1.5% on all premiums in all Policy Years thereafter, and an assumed Premium Tax charge of 1.75% on all premiums in all Policy Years.


The amounts shown for Death Benefit, Surrender Values, and Total Account Values reflect the fact that the net investment return is lower than the gross return on the assets held in each Fund as a result of expenses paid by each Fund and Separate Account charges levied.

The values shown take into account the daily investment advisory fee and other Fund expenses paid by each Fund. See individual prospectuses for each Fund for more information.


In addition, these values reflect the application of the mortality and expense risk charge, premium load and assumed premium tax charge described above. After deduction of these amounts, the illustrated net annual return on a maximum charge basis is -2.08%, 3.92% and 9.92% for Policy Years 1-10 and -1.73%, 4.27% and 10.27% on a maximum charge basis for Policy Years 11 and thereafter. The illustrated net annual return on a current charge basis is -1.53%, 4.47% and 10.47% for Policy Years 1-10 and -1.18%, 4.82% and 10.82% for Policy Years 11 and thereafter.

The amounts shown also reflect the deduction of Fund investment advisory fees and other expenses which will vary depending on which funding vehicle is chosen but which are assumed for purposes of these illustrations to be equivalent to an annual effective rate of 0.83% of the daily net asset value of the Separate Account. This rate reflects an arithmetic average of total Fund portfolio annual expenses for the year ending December 31, 1998.

Certain fund groups waive a portion of fund expenses or reimburse the funds for such expenses. Those waivers or reimbursements remain in effect for varying periods of time, are usually reviewed at least yearly by each fund group, and are within the fund group's control. The effect of discontinuing a waiver or reimbursement arrangement could result in higher expense levels for the affected fund, as shown in the portfolio expense table. Assuming those waivers and reimbursements were discontinued, the Fund investment advisory fees and other expenses arithmetic average would be equivalent to an annual effective rate of 1.13% of the daily net asset value of the Separate Account.


The hypothetical values shown in the tables do not reflect any Separate Account charges for federal income taxes, since we are not currently making such charges. However, such charges may be made in the future, and in that event, the gross annual investment rate of return would have to exceed 0%, 6% or 12% by an amount sufficient to cover the tax charges in order to produce the Death Benefit, Total Account Values, and Surrender Values illustrated.

The tables illustrate the Policy Values that would result based upon the hypothetical investment rates of return if premiums were paid as indicated, if all Net Premiums were allocated to Account S, and if no Policy loans have been made. The tables are based on the assumptions that the Policyowner has not requested an increase or decrease in the Specified Amount of the Policy, and no partial surrenders have been made.

Upon request, we will provide an illustration based upon the proposed Insured's age, and underwriting classification, the Specified Amount or premium requested, the proposed frequency of premium payments and any available riders requested.


The hypothetical gross annual investment return assumed in such an illustration will not exceed 12%.

                                     Table I


   FLEXIBLE PREMIUM CORPORATE VARIABLE UNIVERSAL LIFE INSURANCE POLICY UNISEX
                      ISSUE AGE 45 PREFERRED NONSMOKER RISK
             GUARANTEED INSURANCE COSTS AND MAXIMUM CHARGES ASSUMED
                               FULLY UNDERWRITTEN
                     $25,000 ANNUAL PREMIUM FOR SEVEN YEARS
                          CASH VALUE ACCUMULATION TEST
                              FACE AMOUNT $684,000
                             DEATH BENEFIT OPTION 1



                Premiums             Death Benefit
               Accumulated   Guaranteed Annual Investment           Total Account Value               Cash Surrender Value
                   at                  Return of                Annual Investment Return of       Annual Investment Return of
Policy         5% Interest --------------------------------- --------------------------------- ----------------------------------
 Year           Per Year    Gross 0%   Gross 6%   Gross 12%   Gross 0%   Gross 6%   Gross 12%   Gross 0%   Gross 6%    Gross 12%
------------- ------------ ---------- ---------- ----------- ---------- ---------- ----------- ---------- ---------- ------------
 1              $ 26,250   $684,000   $684,000   $  684,000  $ 17,328   $ 18,456   $   19,585  $ 19,078   $ 20,206   $   21,335
 2                53,813    684,000    684,000      684,000    35,420     38,837       42,394    36,733     40,150       43,706
 3                82,754    684,000    684,000      684,000    53,030     59,920       67,377    53,030     59,920       67,377
 4               113,142    684,000    684,000      684,000    70,152     81,723       94,749    70,152     81,723       94,749
 5               145,049    684,000    684,000      684,000    86,799    104,283      124,771    86,799    104,283      124,771
 6               178,551    684,000    684,000      684,000   103,956    128,676      158,825   103,956    128,676      158,825
 7               213,729    684,000    684,000      684,000   120,603    153,919      196,217   120,603    153,919      196,217
 8               224,415    684,000    684,000      684,000   114,826    156,793      212,710   114,826    156,793      212,710
 9               235,636    684,000    684,000      684,000   108,833    159,506      230,679   108,833    159,506      230,679
10               247,418    684,000    684,000      684,000   102,573    162,012      250,263   102,573    162,012      250,263
15               315,775    684,000    684,000      806,059    67,474    173,310      384,330    67,474    173,310      384,330
20               403,017    684,000    684,000    1,071,733    16,690    172,267      585,568    16,690    172,267      585,568
25               514,362          0    684,000    1,423,040         0    142,412      878,309         0    142,412      878,309
30               656,471          0    684,000    1,884,788         0     48,069    1,294,533         0     48,069    1,294,533
20 (Age 65)      403,017    684,000    684,000    1,071,733    16,690    172,267      585,568    16,690    172,267      585,568


If premiums are paid more frequently than annually, the Death Benefits, Total Account Values, and Cash Surrender Values would be less than those illustrated. If a larger premium is paid, the Surrender Value as a percentage of the Total Account Value will be greater than or equal to those illustrated. If a smaller premium is paid, the Surrender Value as a percentage of the Total Account Value will be less than or equal to those illustrated.

Assumes no Policy loan has been made. Guaranteed cost of insurance rates assumed. Maximum mortality and expense risk charges, administrative charges, and premium load assumed.

These investment results are illustrative only and should not be considered a representation of past or future investments results. Actual investment results may be more or less than those shown and will depend on a number of factors including the Policy Owner's allocations, and the Fund's rate of return. The Total Account Value and Cash Surrender Value for a Policy would be different from those shown in the actual investment rates of return averaged 0%, 6%, and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will definitely be achieved for any one year or sustained over a period of time.

                                    Table II


   FLEXIBLE PREMIUM CORPORATE VARIABLE UNIVERSAL LIFE INSURANCE POLICY UNISEX
                      ISSUE AGE 45 PREFERRED NONSMOKER RISK
               CURRENT INSURANCE COSTS AND CURRENT CHARGES ASSUMED
                               FULLY UNDERWRITTEN
                     $25,000 ANNUAL PREMIUM FOR SEVEN YEARS
                          CASH VALUE ACCUMULATION TEST
                              FACE AMOUNT $684,000
                             DEATH BENEFIT OPTION 1



                Premiums             Death Benefit
               Accumulated   Guaranteed Annual Investment           Total Account Value               Cash Surrender Value
                   at                  Return of                Annual Investment Return of       Annual Investment Return of
Policy         5% Interest --------------------------------- --------------------------------- ----------------------------------
 Year           Per Year    Gross 0%   Gross 6%   Gross 12%   Gross 0%   Gross 6%   Gross 12%   Gross 0%   Gross 6%    Gross 12%
------------- ------------ ---------- ---------- ----------- ---------- ---------- ----------- ---------- ---------- ------------
 1              $ 26,250   $684,000   $684,000   $  684,000  $ 20,355   $ 21,629   $   22,905  $ 22,105   $ 23,379   $   24,655
 2                53,813    684,000    684,000      684,000    40,904     44,773       48,797    42,217     46,086       50,110
 3                82,754    684,000    684,000      684,000    60,932     68,747       77,200    60,932     68,747       77,200
 4               113,142    684,000    684,000      684,000    80,483     93,632      108,429    80,483     93,632      108,429
 5               145,049    684,000    684,000      684,000    99,605    119,518      142,842    99,605    119,518      142,842
 6               178,551    684,000    684,000      684,000   119,329    147,544      181,940   119,329    147,544      181,940
 7               213,729    684,000    684,000      684,000   138,688    176,798      225,160   138,688    176,798      225,160
 8               224,415    684,000    684,000      684,000   134,353    182,589      246,789   134,353    182,589      246,789
 9               235,636    684,000    684,000      684,000   129,921    188,526      270,655   129,921    188,526      270,655
10               247,418    684,000    684,000      720,992   125,357    194,589      296,953   125,357    194,589      296,953
15               315,775    684,000    684,000    1,002,040   100,700    229,616      477,774   100,700    229,616      477,774
20               403,017    684,000    684,000    1,398,847    67,246    267,220      764,294    67,246    267,220      764,294
25               514,362    684,000    684,000    1,988,123    27,413    312,227    1,227,083    27,413    312,227    1,227,083
30               656,471          0    684,000    2,857,516         0    361,351    1,962,633         0    361,351    1,962,633
20 (Age 65)      403,017    684,000    684,000    1,398,847    67,246    267,220      764,294    67,246    267,220      764,294


If premiums are paid more frequently than annually, the Death Benefits, Total Account Values, and Cash Surrender Values would be less than those illustrated. If a larger premium is paid, the Surrender Value as a percentage of the Total Account Value will be greater than or equal to those illustrated. If a smaller premium is paid, the Surrender Value as a percentage of the Total Account Value will be less than or equal to those illustrated.


Assumes no Policy loan has been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative charges, and premium load assumed. The current mortality and expense risk charges may be reduced from 0.70% to 0.35% in Policy Years 11 and thereafter. Beginning in Policy Years 11 and thereafter, the illustrated net annual return is -1.18%, 4.82%, and 10.82%.


These investment results are illustrative only and should not be considered a representation of past or future investments results. Actual investment results may be more or less than those shown and will depend on a number of factors including the Policy Owner's allocations, and the Fund's rate of return. The Total Account Value and Cash Surrender Value for a Policy would be different from those shown in the actual investment rates of return averaged 0%, 6%, and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will definitely be achieved for any one year or sustained over a period of time.

                                    Table III


   FLEXIBLE PREMIUM CORPORATE VARIABLE UNIVERSAL LIFE INSURANCE POLICY UNISEX
                           ISSUE AGE 45 NONSMOKER RISK
             GUARANTEED INSURANCE COSTS AND MAXIMUM CHARGES ASSUMED
                                GUARANTEED ISSUE
                     $25,000 ANNUAL PREMIUM FOR SEVEN YEARS
                          CASH VALUE ACCUMULATION TEST
                              FACE AMOUNT $652,000
                             DEATH BENEFIT OPTION 1



                Premiums             Death Benefit
               Accumulated   Guaranteed Annual Investment           Total Account Value               Cash Surrender Value
                   at                  Return of                Annual Investment Return of       Annual Investment Return of
Policy         5% Interest --------------------------------- --------------------------------- ----------------------------------
 Year           Per Year    Gross 0%   Gross 6%   Gross 12%   Gross 0%   Gross 6%   Gross 12%   Gross 0%   Gross 6%    Gross 12%
------------- ------------ ---------- ---------- ----------- ---------- ---------- ----------- ---------- ---------- ------------
 1              $ 26,250   $652,000   $652,000   $  652,000  $ 17,431   $ 18,563   $   19,695  $ 19,181   $ 20,313   $   21,445
 2                53,813    652,000    652,000      652,000    35,632     39,063       42,633    36,945     40,375       43,945
 3                82,754    652,000    652,000      652,000    53,358     60,279       67,768    53,358     60,279       67,768
 4               113,142    652,000    652,000      652,000    70,604     82,230       95,319    70,604     82,230       95,319
 5               145,049    652,000    652,000      652,000    87,382    104,956      125,548    87,382    104,956      125,548
 6               178,551    652,000    652,000      652,000   104,680    129,535      159,843   104,680    129,535      159,843
 7               213,729    652,000    652,000      652,000   121,480    154,986      197,516   121,480    154,986      197,516
 8               224,415    652,000    652,000      652,000   115,869    158,091      214,336   115,869    158,091      214,336
 9               235,636    652,000    652,000      652,000   110,055    161,066      232,686   110,055    161,066      232,686
10               247,418    652,000    652,000      652,000   103,994    163,867      252,714   103,994    163,867      252,714
15               315,775    652,000    652,000      815,750    70,253    177,337      388,950    70,253    177,337      388,950
20               403,017    652,000    652,000    1,084,634    21,730    180,256      592,616    21,730    180,256      592,616
25               514,362          0    652,000    1,440,182         0    158,018      888,890         0    158,018      888,890
30               656,471          0    652,000    1,907,506         0     79,227    1,310,136         0     79,227    1,310,136
20 (Age 65)      403,017    652,000    652,000    1,084,634    21,730    180,256      592,616    21,730    180,256      592,616


If premiums are paid more frequently than annually, the Death Benefits, Total Account Values, and Cash Surrender Values would be less than those illustrated. If a larger premium is paid, the Surrender Value as a percentage of the Total Account Value will be greater than or equal to those illustrated. If a smaller premium is paid, the Surrender Value as a percentage of the Total Account Value will be less than or equal to those illustrated.

Assumes no Policy loan has been made. Guaranteed cost of insurance rates assumed. Maximum mortality and expense risk charges, administrative charges, and premium load assumed.

These investment results are illustrative only and should not be considered a representation of past or future investments results. Actual investment results may be more or less than those shown and will depend on a number of factors including the Policy Owner's allocations, and the Fund's rate of return. The Total Account Value and Cash Surrender Value for a Policy would be different from those shown in the actual investment rates of return averaged 0%, 6%, and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will definitely be achieved for any one year or sustained over a period of time.

                                    Table IV


   FLEXIBLE PREMIUM CORPORATE VARIABLE UNIVERSAL LIFE INSURANCE POLICY UNISEX
                           ISSUE AGE 45 NONSMOKER RISK
               CURRENT INSURANCE COSTS AND CURRENT CHARGES ASSUMED
                                GUARANTEED ISSUE
                     $25,000 ANNUAL PREMIUM FOR SEVEN YEARS
                          CASH VALUE ACCUMULATION TEST
                              FACE AMOUNT $652,000
                             DEATH BENEFIT OPTION 1



                Premiums             Death Benefit
               Accumulated   Guaranteed Annual Investment           Total Account Value               Cash Surrender Value
                   at                  Return of                Annual Investment Return of       Annual Investment Return of
Policy         5% Interest --------------------------------- --------------------------------- ----------------------------------
 Year           Per Year    Gross 0%   Gross 6%   Gross 12%   Gross 0%   Gross 6%   Gross 12%   Gross 0%   Gross 6%    Gross 12%
------------- ------------ ---------- ---------- ----------- ---------- ---------- ----------- ---------- ---------- ------------
 1              $ 26,250   $652,000   $652,000   $  652,000  $ 19,995   $ 21,258   $   22,522  $ 21,745   $ 23,008   $   24,272
 2                53,813    652,000    652,000      652,000    40,328     44,158       48,141    41,641     45,470       49,453
 3                82,754    652,000    652,000      652,000    60,268     68,005       76,375    60,268     68,005       76,375
 4               113,142    652,000    652,000      652,000    79,831     92,861      107,523    79,831     92,861      107,523
 5               145,049    652,000    652,000      652,000    99,032    118,784      141,915    99,032    118,784      141,915
 6               178,551    652,000    652,000      652,000   118,868    146,883      181,025   118,868    146,883      181,025
 7               213,729    652,000    652,000      652,000   138,342    176,219      224,265   138,342    176,219      224,265
 8               224,415    652,000    652,000      652,000   134,107    182,083      245,903   134,107    182,083      245,903
 9               235,636    652,000    652,000      675,185   129,747    188,074      269,748   129,747    188,074      269,748
10               247,418    652,000    652,000      718,459   125,229    194,172      295,909   125,229    194,172      295,909
15               315,775    652,000    652,000      996,737   100,765    229,452      475,245   100,765    229,452      475,245
20               403,017    652,000    652,000    1,387,098    66,848    267,168      757,875    66,848    267,168      757,875
25               514,362    652,000    652,000    1,960,819    24,103    311,032    1,210,230    24,103    311,032    1,210,230
30               656,471          0    652,000    2,799,895         0    358,171    1,923,058         0    358,171    1,923,058
20 (Age 65)      403,017    652,000    652,000    1,387,098    66,848    267,168      757,875    66,848    267,168      757,875


If premiums are paid more frequently than annually, the Death Benefits, Total Account Values, and Cash Surrender Values would be less than those illustrated. If a larger premium is paid, the Surrender Value as a percentage of the Total Account Value will be greater than or equal to those illustrated. If a smaller premium is paid, the Surrender Value as a percentage of the Total Account Value will be less than or equal to those illustrated.


Assumes no Policy loan has been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative charges, and premium load assumed. The current mortality and expense risk charges may be reduced from 0.70% to 0.35% in Policy Years 11 and thereafter. Beginning in Policy Years 11 and thereafter, the illustrated net annual return is -1.18%, 4.82%, and 10.82%.


These investment results are illustrative only and should not be considered a representation of past or future investments results. Actual investment results may be more or less than those shown and will depend on a number of factors including the Policy Owner's allocations, and the Fund's rate of return. The Total Account Value and Cash Surrender Value for a Policy would be different from those shown in the actual investment rates of return averaged 0%, 6%, and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will definitely be achieved for any one year or sustained over a period of time.

                                     Table V


   FLEXIBLE PREMIUM CORPORATE VARIABLE UNIVERSAL LIFE INSURANCE POLICY UNISEX
                           ISSUE AGE 45 NONSMOKER RISK
             GUARANTEED INSURANCE COSTS AND MAXIMUM CHARGES ASSUMED
                                SIMPLIFIED ISSUE
                     $25,000 ANNUAL PREMIUM FOR SEVEN YEARS
                          CASH VALUE ACCUMULATION TEST
                              FACE AMOUNT $656,000
                             DEATH BENEFIT OPTION 1



                Premiums             Death Benefit
               Accumulated   Guaranteed Annual Investment           Total Account Value               Cash Surrender Value
                   at                  Return of                Annual Investment Return of       Annual Investment Return of
Policy         5% Interest --------------------------------- --------------------------------- ----------------------------------
 Year           Per Year    Gross 0%   Gross 6%   Gross 12%   Gross 0%   Gross 6%   Gross 12%   Gross 0%   Gross 6%    Gross 12%
------------- ------------ ---------- ---------- ----------- ---------- ---------- ----------- ---------- ---------- ------------
 1              $ 26,250   $656,000   $656,000   $  656,000  $ 17,418   $ 18,549   $   19,681  $ 19,168   $ 20,299   $   21,431
 2                53,813    656,000    656,000      656,000    35,606     39,035       42,603    36,918     40,347       43,915
 3                82,754    656,000    656,000      656,000    53,317     60,234       67,719    53,317     60,234       67,719
 4               113,142    656,000    656,000      656,000    70,547     82,167       95,247    70,547     82,167       95,247
 5               145,049    656,000    656,000      656,000    87,310    104,872      125,451    87,310    104,872      125,451
 6               178,551    656,000    656,000      656,000   104,590    129,428      159,716   104,590    129,428      159,716
 7               213,729    656,000    656,000      656,000   121,371    154,852      197,354   121,371    154,852      197,354
 8               224,415    656,000    656,000      656,000   115,738    157,929      214,133   115,738    157,929      214,133
 9               235,636    656,000    656,000      656,000   109,902    160,871      232,435   109,902    160,871      232,435
10               247,418    656,000    656,000      656,000   103,816    163,635      252,408   103,816    163,635      252,408
15               315,775    656,000    656,000      814,590    69,906    176,833      388,397    69,906    176,833      388,397
20               403,017    656,000    656,000    1,083,090    21,100    179,257      591,773    21,100    179,257      591,773
25               514,362          0    656,000    1,438,131         0    156,067      887,624         0    156,067      887,624
30               656,471          0    656,000    1,904,788         0     75,332    1,308,269         0     75,332    1,308,269
20 (Age 65)      403,017    656,000    656,000    1,083,090    21,100    179,257      591,773    21,100    179,257      591,773


If premiums are paid more frequently than annually, the Death Benefits, Total Account Values, and Cash Surrender Values would be less than those illustrated. If a larger premium is paid, the Surrender Value as a percentage of the Total Account Value will be greater than or equal to those illustrated. If a smaller premium is paid, the Surrender Value as a percentage of the Total Account Value will be less than or equal to those illustrated.

Assumes no Policy loan has been made. Guaranteed cost of insurance rates assumed. Maximum mortality and expense risk charges, administrative charges, and premium load assumed.

These investment results are illustrative only and should not be considered a representation of past or future investments results. Actual investment results may be more or less than those shown and will depend on a number of factors including the Policy Owner's allocations, and the Fund's rate of return. The Total Account Value and Cash Surrender Value for a Policy would be different from those shown in the actual investment rates of return averaged 0%, 6%, and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will definitely be achieved for any one year or sustained over a period of time.

                                    Table VI


   FLEXIBLE PREMIUM CORPORATE VARIABLE UNIVERSAL LIFE INSURANCE POLICY UNISEX
                           ISSUE AGE 45 NONSMOKER RISK
               CURRENT INSURANCE COSTS AND CURRENT CHARGES ASSUMED
                                SIMPLIFIED ISSUE
                     $25,000 ANNUAL PREMIUM FOR SEVEN YEARS
                          CASH VALUE ACCUMULATION TEST
                              FACE AMOUNT $656,000
                             DEATH BENEFIT OPTION 1



                Premiums             Death Benefit
               Accumulated   Guaranteed Annual Investment           Total Account Value               Cash Surrender Value
                   at                  Return of                Annual Investment Return of       Annual Investment Return of
Policy         5% Interest --------------------------------- --------------------------------- ----------------------------------
 Year           Per Year    Gross 0%   Gross 6%   Gross 12%   Gross 0%   Gross 6%   Gross 12%   Gross 0%   Gross 6%    Gross 12%
------------- ------------ ---------- ---------- ----------- ---------- ---------- ----------- ---------- ---------- ------------
 1              $ 26,250   $656,000   $656,000   $  656,000  $ 20,220   $ 21,491   $   22,762  $ 21,970   $ 23,241   $   24,512
 2                53,813    656,000    656,000      656,000    40,768     44,624       48,635    42,080     45,937       49,948
 3                82,754    656,000    656,000      656,000    60,908     68,705       77,138    60,908     68,705       71,138
 4               113,142    656,000    656,000      656,000    80,657     93,789      108,566    80,657     93,789      108,566
 5               145,049    656,000    656,000      656,000   100,024    119,934      143,247   100,024    119,934      143,247
 6               178,551    656,000    656,000      656,000   120,005    148,243      182,650   120,005    148,243      182,650
 7               213,729    656,000    656,000      656,000   139,599    177,773      226,185   139,599    177,773      226,185
 8               224,415    656,000    656,000      656,000   135,460    183,816      248,126   135,460    183,816      248,126
 9               235,636    656,000    656,000      681,506   131,168    189,967      272,274   131,168    189,967      272,274
10               247,418    656,000    656,000      725,315   126,680    196,198      298,733   126,680    196,198      298,733
15               315,775    656,000    656,000    1,005,272   101,583    231,554      479,314   101,583    231,554      479,314
20               403,017    656,000    656,000    1,395,789    66,066    268,571      762,623    66,066    268,571      762,623
25               514,362    656,000    656,000    1,972,293    22,723    312,362    1,217,313    22,723    312,362    1,217,313
30               656,471          0    656,000    2,816,393         0    359,592    1,934,389         0    359,592    1,934,389
20 (Age 65)      403,017    656,000    656,000    1,395,789    66,066    268,571      762,623    66,066    268,571      762,623


If premiums are paid more frequently than annually, the Death Benefits, Total Account Values, and Cash Surrender Values would be less than those illustrated. If a larger premium is paid, the Surrender Value as a percentage of the Total Account Value will be greater than or equal to those illustrated. If a smaller premium is paid, the Surrender Value as a percentage of the Total Account Value will be less than or equal to those illustrated.


Assumes no Policy loan has been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative charges, and premium load assumed. The current mortality and expense risk charges may be reduced from 0.70% to 0.35% in Policy Years 11 and thereafter. Beginning in Policy Years 11 and thereafter, the illustrated net annual return is -1.18%, 4.82%, and 10.82%.


These investment results are illustrative only and should not be considered a representation of past or future investments results. Actual investment results may be more or less than those shown and will depend on a number of factors including the Policy Owner's allocations, and the Fund's rate of return. The Total Account Value and Cash Surrender Value for a Policy would be different from those shown in the actual investment rates of return averaged 0%, 6%, and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will definitely be achieved for any one year or sustained over a period of time.

                                  Appendix B


            Applicable Percentages for Cash Value Accumulation Test


   Attained Age of                       Attained Age of
     The Insured         Corridor          The Insured         Corridor
 (Nearest Birthday)     Percentage     (Nearest Birthday)     Percentage
------------------------------------------------------------------------
          18              774%                  61              198%
          19              752%                  62              193%
          20              730%                  63              188%
          21              708%                  64              183%
          22              687%                  65              178%
          23              667%                  66              174%
          24              646%                  67              170%
          25              626%                  68              166%
          26              606%                  69              162%
          27              587%                  70              158%
          28              568%                  71              155%
          29              550%                  72              152%
          30              532%                  73              149%
          31              514%                  74              146%
          32              497%                  75              143%
          33              481%                  76              140%
          34              465%                  77              138%
          35              449%                  78              136%
          36              435%                  79              133%
          37              420%                  80              131%
          38              406%                  81              129%
          39              393%                  82              128%
          40              380%                  83              126%
          41              368%                  84              124%
          42              356%                  85              123%
          43              344%                  86              121%
          44              333%                  87              120%
          45              322%                  88              119%
          46              312%                  89              118%
          47              302%                  90              117%
          48              293%                  91              116%
          49              284%                  92              114%
          50              275%                  93              113%
          51              266%                  94              112%
          52              258%                  95              111%
          53              250%                  96              109%
          54              243%                  97              108%
          55              236%                  98              106%
          56              229%                  99              104%
          57              222%                 100+             100%
          58              216%
          59              210%
          60              204%

Lincoln Life & Annuity Company of New York

Balance Sheets -- Statutory Basis

                                                                              December 31
                                                                              1998             1997
                                                                              --------------   ------------
Admitted assets
Cash and invested assets:
Bonds                                                                         $1,435,882,019   $593,431,718
----------------------------------------------------------------------------
Common stocks                                                                        155,039             --
----------------------------------------------------------------------------
Mortgage loans on real estate                                                    184,503,805             --
----------------------------------------------------------------------------
Policy loans                                                                     170,372,567     39,054,927
----------------------------------------------------------------------------
Cash and short-term investments                                                  143,546,873    163,773,594
----------------------------------------------------------------------------
Other invested assets                                                                 60,000             --
----------------------------------------------------------------------------
Receivable for securities                                                          3,477,120         34,804
----------------------------------------------------------------------------  --------------   ------------
Total cash and invested assets                                                 1,937,997,423    796,295,043
----------------------------------------------------------------------------

Premiums and fees in course of collection                                          6,959,116             --
----------------------------------------------------------------------------
Accrued investment income                                                         25,925,055     10,706,003
----------------------------------------------------------------------------
Other admitted assets                                                                438,335        335,728
----------------------------------------------------------------------------
Separate account assets                                                          236,861,781    164,721,012
----------------------------------------------------------------------------  --------------   ------------
Total admitted assets                                                         $2,208,181,710   $972,057,786
----------------------------------------------------------------------------  ==============   ============

Liabilities and capital and surplus
Liabilities:
Future policy benefits and claims                                             $  851,746,596   $  1,214,524
----------------------------------------------------------------------------
Other policyholder funds                                                         962,725,311    587,465,491
----------------------------------------------------------------------------
Other liabilities                                                                 44,824,520      6,784,652
----------------------------------------------------------------------------
Federal income taxes recoverable                                                  (3,206,611)      (342,378)
----------------------------------------------------------------------------
Asset valuation reserve                                                            5,374,594      2,350,411
----------------------------------------------------------------------------
Interest maintenance reserve                                                       5,051,304      2,594,552
----------------------------------------------------------------------------
Net transfers due from separate accounts                                          (6,915,063)    (5,582,705)
----------------------------------------------------------------------------
Separate account liabilities                                                     236,861,781    164,721,012
----------------------------------------------------------------------------  --------------   ------------
Total liabilities                                                              2,096,462,432    759,205,559
----------------------------------------------------------------------------

Capital and surplus:
Common stock, $100 par value:
  Authorized, issued and outstanding -- 20,000 shares (owned by The Lincoln
  National Life Insurance Company)                                                 2,000,000      2,000,000
----------------------------------------------------------------------------
Paid-in surplus                                                                  384,128,481    227,407,481
----------------------------------------------------------------------------
Unassigned surplus -- deficit                                                   (274,409,203)   (16,555,254)
----------------------------------------------------------------------------  --------------   ------------
Total capital and surplus                                                        111,719,278    212,852,227
----------------------------------------------------------------------------  --------------   ------------
Total liabilities and capital and surplus                                     $2,208,181,710   $972,057,786
----------------------------------------------------------------------------  ==============   ============


Lincoln Life & Annuity Company of New York Statutory Financial Statements


See accompanying notes.                                                      S-1

Lincoln Life & Annuity Company of New York Statutory Financial Statements


Lincoln Life & Annuity Company of New York

Statements of Operations -- Statutory Basis

                                                                                             Period from
                                                                                             June 6, 1996 to
                                                             Year Ended December 31          December 31,
                                                             1998             1997           1996
                                                             --------------   ------------   ---------------
Premiums and other revenues:
Premiums and deposits                                        $1,291,566,984   $184,112,330   $631,355,849
-----------------------------------------------------------
Net investment income                                           105,083,579     43,953,796     10,769,172
-----------------------------------------------------------
Surrender and administrative charges                              2,834,073      1,334,705        310,991
-----------------------------------------------------------
Mortality and expense charges on deposit funds                    1,980,728      1,548,722             --
-----------------------------------------------------------
Amortization of the interest maintenance reserve                    579,137        370,129        205,255
-----------------------------------------------------------
Other revenues                                                      536,698        183,048         18,347
-----------------------------------------------------------  --------------   ------------   -------------
Total revenues                                                1,402,581,199    231,502,730    642,659,614
-----------------------------------------------------------

Benefits and expenses:
Benefits and settlement expenses                              1,320,787,190     72,475,389    640,912,693
-----------------------------------------------------------
Commissions                                                     274,529,390      2,459,308     18,931,151
-----------------------------------------------------------
Underwriting, insurance and other expenses                       28,064,172      8,012,925      1,801,204
-----------------------------------------------------------
Net transfers to separate accounts                               33,875,951    141,027,195             --
-----------------------------------------------------------  --------------   ------------   -------------
Total benefits and expenses                                   1,657,256,703    223,974,817    661,645,048
-----------------------------------------------------------  --------------   ------------   -------------
Gain (loss) from operations before dividends to
policyholders, federal income taxes (benefit) and net
realized loss on investments                                   (254,675,504)     7,527,913    (18,985,434)
-----------------------------------------------------------
Dividends to policyholders                                        3,375,629             --             --
-----------------------------------------------------------  --------------   ------------   -------------
Gain (loss) from operations before federal income taxes
(benefit) and net realized loss on investments                 (258,051,133)     7,527,913    (18,985,434)
-----------------------------------------------------------
Federal income taxes (benefit)                                   (4,561,826)     1,942,625       (391,144)
-----------------------------------------------------------  --------------   ------------   -------------
Gain (loss) from operations before net realized loss on
investments                                                    (253,489,307)     5,585,288    (18,594,290)
-----------------------------------------------------------
Net realized loss on investments                                   (721,449)       (73,398)          (855)
-----------------------------------------------------------  --------------   ------------   -------------
Net income (loss)                                            $ (254,210,756)  $  5,511,890   $(18,595,145)
-----------------------------------------------------------  ==============   ============   =============

See accompanying notes.

Lincoln Life & Annuity Company of New York

Statements of Changes in Capital and
Surplus -- Statutory Basis

                                                                                Unassigned      Total
                                                   Common       Paid-in         Surplus --      Capital and
                                                   Stock        Surplus         Deficit         Surplus
                                                   ----------   -------------   -------------   -------------
Balances at June 6, 1996                           $       --   $          --   $          --   $          --
Add (deduct):
  Capital paid-in                                   2,000,000              --              --       2,000,000
-------------------------------------------------
  Surplus paid-in                                          --      69,000,000              --      69,000,000
-------------------------------------------------
  Net loss                                                 --              --     (18,595,145)    (18,595,145)
-------------------------------------------------
  Increase in nonadmitted assets                           --              --      (1,100,310)     (1,100,310)
-------------------------------------------------
  Increase in asset valuation reserve                      --              --      (1,128,548)     (1,128,548)
-------------------------------------------------  ----------   -------------   -------------   -------------
Balances at December 31, 1996                       2,000,000      69,000,000     (20,824,003)     50,175,997
Add (deduct):
  Surplus paid-in                                          --     158,407,481              --     158,407,481
-------------------------------------------------
  Net income                                               --              --       5,511,890       5,511,890
-------------------------------------------------
  Increase in nonadmitted assets                           --              --         (21,278)        (21,278)
-------------------------------------------------
  Increase in asset valuation reserve                      --              --      (1,221,863)     (1,221,863)
-------------------------------------------------  ----------   -------------   -------------   -------------
Balances at December 31, 1997                       2,000,000     227,407,481     (16,555,254)    212,852,227
Add (deduct):
  Surplus paid-in                                          --     156,721,000              --     156,721,000
-------------------------------------------------
  Net loss                                                 --              --    (254,210,756)   (254,210,756)
-------------------------------------------------
  Increase in unrealized capital losses                    --              --        (178,648)       (178,648)
-------------------------------------------------
  Decrease in nonadmitted assets                           --              --         241,698         241,698
-------------------------------------------------
  Increase in asset valuation reserve                      --              --      (3,024,183)     (3,024,183)
-------------------------------------------------
  Increase in liability for reinsurance in
    unauthorized companies                                 --              --        (682,060)       (682,060)
-------------------------------------------------  ----------   -------------   -------------   -------------
Balances at December 31, 1998                      $2,000,000   $ 384,128,481   $(274,409,203)  $ 111,719,278
-------------------------------------------------  ==========   =============   =============   =============


Lincoln Life & Annuity Company of New York Statutory Financial Statements


See accompanying notes.                                                      S-3

Lincoln Life & Annuity Company of New York Statutory Financial Statements


Lincoln Life & Annuity Company of New York

Statements of Cash Flows -- Statutory Basis

                                                                                               Period from
                                                                                               June 6, 1996 to
                                                              Year Ended December 31           December 31,
                                                              1998              1997           1996
                                                              ---------------   ------------   -------------
Operating activities
Premiums, policy proceeds, and other considerations received  $ 1,284,669,810   $184,112,330   $631,355,849
------------------------------------------------------------
Investment income received                                         96,331,551     43,781,378      1,837,439
------------------------------------------------------------
Benefits paid                                                     (83,399,329)   (85,008,691)   (23,169,165)
------------------------------------------------------------
Insurance expenses paid                                          (351,272,500)  (154,355,904)   (20,919,059)
------------------------------------------------------------
Federal income taxes received (paid)                                1,703,193     (1,893,859)            --
------------------------------------------------------------
Dividends to policyholders                                          2,651,237             --             --
------------------------------------------------------------
Other income received and expenses paid, net                       39,064,672      1,613,631        329,338
------------------------------------------------------------  ---------------   ------------   -------------
Net cash provided by (used in) operating activities               989,748,634    (11,751,115)   589,434,402
------------------------------------------------------------

Investing activities
Sale, maturity or repayment of investments                        249,409,117    272,961,178    366,021,652
------------------------------------------------------------
Purchase of investments                                        (1,280,892,696)  (265,700,363)  (965,220,343)
------------------------------------------------------------
Net decrease (increase) in policy loans                          (131,317,640)     1,554,149    (40,609,076)
------------------------------------------------------------  ---------------   ------------   -------------
Net cash provided by (used in) investing activities            (1,162,801,219)     8,814,964   (639,807,767)
------------------------------------------------------------

Financing and miscellaneous activities
Capital and surplus paid-in                                       156,721,000    158,407,481     71,000,000
------------------------------------------------------------
Other                                                              (3,895,136)   (11,032,743)    (1,291,628)
------------------------------------------------------------  ---------------   ------------   -------------
Net cash provided by financing activities                         152,825,864    147,374,738     69,708,372
------------------------------------------------------------  ---------------   ------------   -------------
Increase (decrease) in cash and short-term investments            (20,226,721)   144,438,587     19,335,007
------------------------------------------------------------
Total cash and short-term investments at beginning of year        163,773,594     19,335,007             --
------------------------------------------------------------  ---------------   ------------   -------------
Total cash and short-term investments at end of year          $   143,546,873   $163,773,594   $ 19,335,007
------------------------------------------------------------  ===============   ============   =============

See accompanying notes.

Lincoln Life & Annuity Company of New York

Notes to Financial Statements -- Statutory
Basis

1.  Organization and Operations and
    Summary of Significant Accounting
    Policies

    Organization and Operations
    Lincoln Life & Annuity Company of New York (the "Company") is a wholly owned subsidiary of The Lincoln National Life Insurance Company ("Lincoln Life"), which is a wholly owned subsidiary of Lincoln National Corporation ("LNC"). The Company was organized under the laws of the state of New York on June 6, 1996 as a life insurance company. The Company received approval from the New York Insurance Department (the "Department") to operate as a licensed insurance company in the state of New York on September 27, 1996.

    The Company's principal business consists of underwriting annuities, deposit-type contracts and life and health insurance sold through multiple distribution channels. The Company is licensed to do business in New York State.

    Use of Estimates
    The nature of the insurance and investment management businesses requires management to make estimates and assumptions that affect amounts reported in the statutory basis financial statements and accompanying notes. Actual results could differ from these estimates.

    Basis of Presentation
    The accompanying statutory basis financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Department. "Prescribed" statutory accounting practices include state laws, regulations and general administrative rules, as well as a variety of publications of the National Association of Insurance Commissioners ("NAIC"). "Permitted" statutory accounting practices encompass all accounting practices that are not prescribed; such practices may differ from state to state, may differ from company to company within a state and may change in the future. In 1998, the NAIC adopted codified statutory accounting principles ("Codification"). Codification will likely change, to some extent, prescribed statutory accounting practices and may result in changes to the accounting practices that the Company uses to prepare its statutory basis financial statements. Codification will require adoption by the various states before it becomes the prescribed statutory basis of accounting for insurance companies domesticated within those states. Accordingly, before Codification becomes effective for the Company, the Department must adopt Codification as the prescribed basis of accounting on which domestic insurers must report their statutory basis results. At this time, it is unclear whether the Department will adopt Codification. Management has not yet determined the impact of Codification to the Company's statutory basis financial statements.

    Existing statutory accounting practices differ from generally accepted accounting principles ("GAAP"). The more significant variances from GAAP are as follows:

    Investments
    Bonds are reported at cost or amortized cost or fair value based on their NAIC rating. For GAAP, the Company's bonds are classified as available-for-sale and, accordingly, are reported at fair value with changes in the fair values reported directly in shareholder's equity after adjustments for related amortization of deferred acquisition costs, additional policyholder commitment and deferred income taxes.

    Changes between cost and admitted asset investment amounts are credited or charged directly to unassigned surplus rather than to a separate surplus account.

    Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of bonds and mortgage loans attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the individual security sold. The net deferral is reported as the interest maintenance reserve ("IMR") in the accompanying balance sheets. Realized capital gains and losses are reported in income net of federal income tax and transfers to IMR. The asset valuation reserve ("AVR") is determined by an NAIC prescribed formula and is reported as a liability rather than a reduction to unassigned surplus. Under GAAP, realized capital gains and losses are reported in the income statement on a pretax


Lincoln Life & Annuity Company of New York Statutory Financial Statements

Lincoln Life & Annuity Company of New York Statutory Financial Statements


Lincoln Life & Annuity Company of New York

Notes to Financial Statements -- Statutory
Basis (continued)

1.  Organization and Operations and
    Summary of Significant Accounting
    Policies (continued)

    basis in the period that the asset giving rise to the gain or loss is sold and valuation allowances are provided when there has been a decline in value deemed other than temporary, in which case, the provision for such declines are charged to income.

    Policy Acquisition Costs
    The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance, to the extent recoverable from future policy revenues, are deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. For universal life insurance, annuity and other investment-type products, deferred policy acquisition costs, to the extent recoverable from future gross profits, are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality and expense margins.

    Nonadmitted Assets
    Certain assets designated as "nonadmitted," principally start-up and organizational costs and furniture and equipment, are excluded from the accompanying balance sheets and are charged directly to unassigned surplus.

    Premiums and Deposits
    Premiums and deposits with respect to universal life policies and annuity and other investment-type contracts are reported as premium revenues; whereas under GAAP, such premiums and deposits are treated as liabilities and policy charges represent revenues.

    Benefit Reserves
    Certain policy reserves are calculated based on statutorily required interest and mortality assumptions rather than on estimated expected experience or actual account balances as would be required under GAAP.

    Benefits and Settlement Expenses
    Death benefits paid, policy and contract withdrawals, and the change in policy reserves on universal life policies, annuity and other investment-type contracts are reported as benefits and settlement expenses in the accompanying statements of operations; whereas, under GAAP, withdrawals are treated as a reduction of the policy or contract liabilities and benefits would represent the excess of benefits paid over the policy account value and interest credited to the account values.

    Reinsurance
    Commissions on business ceded are reported as income when received rather than deferred and amortized with deferred policy acquisition costs. Business assumed under 100% indemnity and assumption reinsurance agreements is accounted for as a purchase for GAAP reporting purposes and the ceding commission represents the purchase price. Under purchase accounting, assets acquired and liabilities assumed are reported at fair value at the date of the transaction and the excess of the purchase price over the sum of the amounts assigned to assets acquired less liabilities assumed is recorded as goodwill. On a statutory basis of accounting, the ceding commission is expensed when paid.

    Premiums, benefits and settlement expenses and policy benefits and contract liabilities are reported in the accompanying financial statements net of reinsurance amounts. Under GAAP, such amounts are reported on a gross basis.

    A liability for reinsurance balances has been provided for unsecured policy and contract liabilities and unearned premiums ceded to reinsurers not authorized by the Department to assume such business. Changes to those amounts are credited or charged directly to unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible is established through a charge to income.

    Income Taxes
    Deferred income taxes are not provided for differences between financial statement amounts and tax bases of assets and liabilities.

    Policyholder Dividends
    Policyholder dividends are recognized when declared rather than over the term of the related policies.

Lincoln Life & Annuity Company of New York

Notes to Financial Statements -- Statutory
Basis (continued)

1.  Organization and Operations and
    Summary of Significant Accounting
    Policies (continued)

    Postretirement Benefits
    For purposes of calculating the Company's postretirement benefit obligation, only vested employees and current retirees are included in the actuarial benefit valuation. Under GAAP, active employees not currently eligible would also be included.

    Cash Flows
    Cash and short-term investments in the statements of cash flows represent cash balances and investments with initial maturities of one year or less from the date of acquisition. Under GAAP, the corresponding captions of cash and cash equivalents include cash balances and investments with initial maturities of three months or less from the date of acquisition.

    A reconciliation of the Company's capital and surplus and net income (loss) determined on a statutory accounting basis with amounts determined in accordance with GAAP is as follows:

                                         Capital and Surplus   Net Income (Loss)
                                         ---------------------------------------------------------------
                                                                                          Period from
                                                                                          June 6, 1996 to
                                         December 31            Year ended December 31    December 31,
                                         1998       1997        1998         1997         1996
                                         ---------------------------------------------------------------
                                         (in thousands)
                                         ---------------------------------------------------------------
Amounts as reported on a statutory
basis                                    $111,719   $212,852    $(254,211)   $5,512       $(18,595)
-------------------------------------
GAAP adjustments:
  Net unrealized gain on investments       27,851     14,327           --        --             --
-------------------------------------
  Interest maintenance reserve              5,051      2,595         (579)     (370)         3,204
-------------------------------------
  Net realized gain (loss) on
    investments                              (990)        --        3,050      (240)            --
-------------------------------------
  Asset valuation reserve                   5,375      2,350           --        --             --
-------------------------------------
  Policy and contract reserves            (85,875)   (19,204)     271,293    (3,667)       (15,537)
-------------------------------------
  Present value of future profits,
    deferred policy acquisition costs
    and goodwill                          336,568     37,605        6,091       524         37,081
-------------------------------------
  Policyholders' share of earnings
    and surplus on participating
    business                               (9,904)        --         (100)       --             --
-------------------------------------
  Deferred income taxes                    35,280     (5,558)     (12,696)      671         (1,215)
-------------------------------------
  Nonadmitted assets                          880      1,122           --        --             --
-------------------------------------
  Other, net                               (1,705)        --          (82)       --             --
-------------------------------------    --------   --------    ---------    ------       --------
Net increase (decrease)                   312,531     33,237      266,977    (3,082)        23,533
-------------------------------------    --------   --------    ---------    ------       --------
Amounts on a GAAP basis                  $424,250   $246,089    $  12,766    $2,430       $  4,938
-------------------------------------    ========   ========    =========    ======       ========


Lincoln Life & Annuity Company of New York Statutory Financial Statements

Lincoln Life & Annuity Company of New York Statutory Financial Statements


Lincoln Life & Annuity Company of New York

Notes to Financial Statements -- Statutory
Basis (continued)

1.  Organization and Operations and
    Summary of Significant Accounting
    Policies (continued)

    Other significant accounting practices are as follows:

    Investments
    Bonds not backed by loans are principally stated at amortized cost and the discount or premium is amortized using the interest method.

    Mortgage-backed bonds are valued at amortized cost and income is recognized using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. The net investment in the securities is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the securities.

    Short-term investments include investments with maturities of less than one year at the date of acquisition.

    Policy loans are reported at unpaid balances.

    Mortgage loans on real estate are reported at unpaid balances, less allowances for impairments.

    Realized investment gains and losses on investments sold are determined using the specific identification method. Changes in admitted asset carrying amounts of bonds and mortgage loans are credited or charged directly in unassigned surplus.

    Claims and Claim Adjustment Expenses
    Unpaid claims and claim adjustment expenses on accident and health policies represent the estimated ultimate net cost of all reported and unreported claims incurred during the year. The Company does not discount claims and claim adjustment expense reserves. The reserves for unpaid claims and claim adjustment expenses are estimated using individual case-basis valuations and statistical analyses. Those estimates are subject to the effects of trends in claim severity and frequency. Although considerable variability is inherent in such estimates, management believes that reserves for claims and claim adjustment expenses are adequate. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes known; such adjustments are included in current operations.

    Premiums
    Premiums for group tax-qualified annuity business are recognized as revenue when deposited. Life insurance and individual annuity premiums are recognized as revenue when due. Accident and health premiums are earned pro rata over the contract term of the policies.

    Benefit Reserves
    Life, annuity and accident and health benefit reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash values or the amounts required by the Department. The Company waives deduction of deferred fractional premiums on the death of life and annuity policy insureds and returns any premium beyond the date of death, except for policies issued prior to March 1977. Surrender values on policies do not exceed the corresponding benefit reserves. Additional reserves are established when the results of cash flow testing under various interest rate scenarios indicate the need for such reserves. If net premiums exceed the gross premiums on any insurance in-force, additional reserves are established. Benefit reserves for policies underwritten on a substandard basis are determined using the multiple table reserve method.

    The tabular interest, tabular less actual reserves released and the tabular cost have been determined by formula or from the basic data for such items. Tabular interest funds not involving life contingencies were determined using the actual interest credited to the funds plus the change in accrued interest.

    Liabilities related to policyholders' funds left on deposit with the Company generally are equal to fund balances less applicable surrender charges.

Lincoln Life & Annuity Company of New York

Notes to Financial Statements -- Statutory
Basis (continued)

1.  Organization and Operations and
    Summary of Significant Accounting
    Policies (continued)

    Reinsurance Ceded and Assumed
    Reinsurance premiums, benefits and settlement expenses are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.

    Pension Benefits
    Costs associated with the Company's defined benefit pension plans are systematically accrued during the expected period of active service of the covered employees.

    Assets Held in Separate Accounts and Liabilities
    Related to Separate Accounts
    Separate account assets and liabilities reported in the accompanying balance sheets represent funds that are separately administered for the exclusive benefit of variable annuity contractholders and for which the contractholders, and not the Company, bears the investment risk. Separate account contractholders have no claim against the assets of the general account of the Company. Separate account assets are reported at fair value and consist of unit investments in mutual funds. The detailed operations of the separate accounts are not included in the accompanying financial statements. The fees received by the Company for administrative and contractholder maintenance services performed for these separate accounts are included in the Company's statements of operations.

    Reclassifications
    Certain amounts in the 1997 financial statements have been reclassified to conform with the 1998 presentation. These reclassifications had no effect on unassigned surplus-deficit or net income (loss) previously reported.


2.  Investments

    The major categories of net investment income are as follows:


                                                                                      Period from
                                                                                      June 6, 1996 to
                                                        Year Ended December 31        December 31,
                                                        1998           1997           1996
                                                        ------------------------------------------
Income:
   Bonds                                                $ 78,205,686   $42,237,959    $ 9,427,203
   ---------------------------------------------------
   Mortgage loans on real estate                          14,304,385            --             --
   ---------------------------------------------------
   Policy loans                                            7,981,377     1,990,613        439,305
   ---------------------------------------------------
   Cash and short-term investments                         5,893,453       315,328      1,024,525
   ---------------------------------------------------  ------------   -----------    -----------
Total investment income                                  106,384,901    44,543,900     10,891,033
------------------------------------------------------
Investment expenses                                        1,301,322       590,104        121,861
------------------------------------------------------  ------------   -----------    -----------
Net investment income                                   $105,083,579   $43,953,796    $10,769,172
------------------------------------------------------  ============   ===========    ===========


Lincoln Life & Annuity Company of New York Statutory Financial Statements

Lincoln Life & Annuity Company of New York Statutory Financial Statements


Lincoln Life & Annuity Company of New York

Notes to Financial Statements -- Statutory
Basis (continued)

2.  Investments (continued)

    The cost or amortized cost, gross unrealized gains and losses and the fair value of investments in bonds are summarized as follows:

                                      Cost or          Gross         Gross
                                      Amortized        Unrealized    Unrealized    Fair
                                      Cost             Gains         Losses        Value
                                      ----------------------------------------------------------
At December 31, 1998:
  Corporate                           $1,148,083,966   $27,649,036   $(7,489,560)  $1,168,243,442
  ----------------------------------
  U.S. government                         39,617,653       564,146      (119,394)      40,062,405
  ----------------------------------
  Foreign government                      19,532,744       994,331      (720,250)      19,806,825
  ----------------------------------
  Mortgage-backed                        225,005,162     6,239,684      (421,281)     230,823,565
  ----------------------------------
  State and municipal                      3,642,494       164,552            --        3,807,046
  ----------------------------------  --------------   -----------   -----------   --------------
                                      $1,435,882,019   $35,611,749   $(8,750,485)  $1,462,743,283
                                      ==============   ===========   ===========   ==============

At December 31, 1997:
  Corporate                           $  445,296,161   $12,163,765   $(1,677,849)  $  455,782,077
  ----------------------------------
  U.S. government                         12,326,095       191,925            --       12,518,020
  ----------------------------------
  Foreign government                      17,131,754       636,803      (426,360)      17,342,197
  ----------------------------------
  Mortgage-backed                        115,611,907     3,369,970        (3,564)     118,978,313
  ----------------------------------
  State and municipal                      3,065,801        72,469            --        3,138,270
  ----------------------------------  --------------   -----------   -----------   --------------
                                      $  593,431,718   $16,434,932   $(2,107,773)  $  607,758,877
                                      ==============   ===========   ===========   ==============

    The carrying amount of investments in bonds in the balance sheet at December 31, 1998 reflects adjustments of $178,648 to decrease amortized cost as a result of the Securities Valuation Office ("SVO") of the NAIC designating certain investments as low or lower quality.

    A summary of the cost or amortized cost and fair value of investments in bonds at December 31, 1998, by contractual maturity, is as follows:

                                                                     Cost or
                                                                     Amortized       Fair
                                                                     Cost            Value
                                                                     ------------------------------
Maturity:
  In 1999                                                            $   29,182,134  $   29,230,713
  -----------------------------------------------------------------
  In 2000-2003                                                          358,100,253     362,502,042
  -----------------------------------------------------------------
  In 2004-2008                                                          525,815,980     536,016,775
  -----------------------------------------------------------------
  After 2008                                                            297,778,590     304,170,188
   ----------------------------------------------------------------
  Mortgage-backed securities                                            225,005,062     230,823,565
  -----------------------------------------------------------------  --------------  --------------
Total                                                                $1,435,882,019  $1,462,743,283
-------------------------------------------------------------------  ==============  ==============

    The expected maturities may differ from the contractual maturities in the foregoing table because certain borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Lincoln Life & Annuity Company of New York

Notes to Financial Statements -- Statutory
Basis (continued)

2.  Investments (continued)

    Proceeds from sales of investments in bonds were $203,748,028, $274,742,319 and $365,646,000 in 1998, 1997 and 1996, respectively. Gross gains of $3,612,434, $1,533,793 and $4,871,624, and gross losses of $1,529,149,
    $1,922,165 and $2,433 during 1998, 1997 and 1996, respectively, were realized on those sales. Net gains (losses) of $17,705, $(26) and $376,041 were realized on sales of short-term investments in 1998, 1997 and 1996, respectively.

    At December 31, 1998 and 1997, investments in bonds with an admitted asset value of $500,129 and $500,177, respectively, were on deposit with the Department to satisfy regulatory requirements.

    During 1998, the minimum and maximum lending rates for mortgage loans were 6.62% and 10.29%, respectively. At the issuance of a loan, the percentage of loan to value on any one loan does not exceed 75%. At December 31, 1998, the Company did not hold any mortgages with interest overdue beyond one year. All properties covered by mortgage loans have fire insurance at least equal to the excess of the loan over the maximum loan that would be allowed on the land without the building.

    Realized capital gains and losses are reported net of federal income taxes of $1,223,897, $55,541 and $1,836,682 in 1998, 1997 and 1996, respectively, and amounts transferred to the interest maintenance reserve of $3,035,887, $239,459 and $3,409,395 in 1998, 1997 and 1996, respectively.

    At December 31, 1998, the Company did not have a material concentration of financial instruments in a single investee, industry or geographic location.

3.  Federal Income Taxes

    The Company's federal income tax return is not consolidated with any other entities. The effective federal income tax rate for financial reporting purposes differs from the prevailing statutory tax rate principally due to tax-exempt investment income, other pass through tax attributes from investments, differences in ceding commissions, policy acquisition costs, and policy and contract liabilities in the tax return versus the financial statements.

    In 1998, a federal income tax net operating loss of $76,192,977 was incurred. The Company plans to utilize $9,161,743 of the net operating loss to recover taxes paid in prior years. The remaining portion of the net operating loss of $67,031,234 will be available for use to offset taxable income in future years. The net operating loss carryforward of $67,031,234 will expire in 2018.

    The Company paid $3,675,000 in 1997 for federal income taxes. No federal income tax payments were made in 1998 or 1996.

4.  Reinsurance

    The Company cedes insurance to other companies, including affiliated companies. The portion of risks exceeding the Company's retention limit is reinsured with Lincoln Life. The Company limits its maximum risk that it retains on an individual to $500,000. The Company remains obligated for amounts ceded in the event that the reinsurers do not meet their obligations. The Company did not cede or assume any business prior to January 1, 1998. On January 2, 1998, the Company and Lincoln Life entered into an indemnity reinsurance transaction whereby the Company and Lincoln Life reinsured 100% of a block of individual life insurance and annuity business of CIGNA Corporation. The Company paid $149,621,452 to CIGNA on January 2, 1998 under the terms of the reinsurance agreement and recognized a ceding commission expense of $149,714,239 in 1998, which is included in the statements of operations line item "Commissions." At the time of closing, this block of business had statutory liabilities of $779,551,235 which became the Company's obligation. The Company also received assets, measured on a historical statutory basis, equal to the liabilities. Pursuant to the terms of the reinsurance agreement, the Company, Lincoln Life and CIGNA are in the final stages of agreeing to the statutory basis values of these assets and liabilities. Any changes to these values which may occur in future periods will not be material to the Company's financial position. Subsequent to the CIGNA transaction, the Company and Lincoln Life announced that they had reached an agreement to sell the administration rights to a variable annuity portfolio that had been acquired as part of the block of business assumed


Lincoln Life & Annuity Company of New York Statutory Financial Statements

Lincoln Life & Annuity Company of New York Statutory Financial Statements


Lincoln Life & Annuity Company of New York

Notes to Financial Statements -- Statutory
Basis (continued)

4.  Reinsurance (continued)

    on January 2, 1998. This sale closed on October 12, 1998 with an effective date of September 1, 1998.

    On October 1, 1998, the Company entered into an indemnity reinsurance transaction whereby the Company and Lincoln Life reinsured 100% of a block of individual life insurance business from Aetna, Inc. The Company paid $143,721,000 to Aetna on October 1, 1998 under the terms of the reinsurance agreement and recognized a ceding commission expense of $135,374,141 in 1998, which is included in the statements of operations line item "Commissions." At the time of closing, this block of business had statutory liabilities of $463,007,132 which became the Company's obligation. The Company also received assets, measured on a historical statutory basis, equal to the liabilities. Subsequent to the Aetna transaction, the Company and Lincoln Life announced that they had reached an agreement to retrocede the sponsored life business assumed for $87,600,000, of which $11,900,000 was received by the Company. The retrocession agreement was executed on October 14, 1998 with an effective date of October 1, 1998.

    In October 1996, the Company and Lincoln Life purchased a block of group tax-qualified annuity business from UNUM Corporation's affiliates. The transaction was completed in the form of an assumptive reinsurance transaction, which resulted in the Company paying a ceding commission of $15,675,206. Policy liabilities and related accruals of the Company increased by $714,282,427 as a result of this transaction.

    The balance sheet captions, "Future policy benefits and claims" and "Other policyholder funds," have been reduced for insurance ceded by $54,411,763 and $2,722,404, respectively, at December 31, 1998.

    The caption "Premiums and deposits" in the statements of operations includes $1,276,884,778 of insurance assumed and $52,443,264 of insurance ceded in 1998.

    The caption "Benefits and settlement expenses" in the statements of operations is net of reinsurance recoveries of $47,526,681 for 1998.

    The regulatory required liability for unsecured reserves ceded to unauthorized reinsurers was $682,060 at December 31, 1998. Amounts payable or recoverable for reinsurance on policy and contract liabilities are not subject to periodic or maximum limits. At December 31, 1998, the Company's reinsurance recoverables are not material and no individual reinsurer owed the Company an amount that was equal to or greater than 3% of the Company's surplus.

5.  Life and Annuity Reserves and
    Deposit Fund Liabilities

    At December 31, 1998, the Company had $1,092,753,902 of insurance in force for which the gross premiums are less than the net premiums according to the standard of valuation set by the State of New York. Reserves to cover the above insurance totaled $6,937,379 at December 31, 1998.

    At December 31, 1998, the Company's annuity reserves and deposit fund liabilities, including separate accounts, that are subject to discretionary withdrawal with adjustment, subject to discretionary withdrawal without adjustment and not subject to discretionary withdrawal provisions are summarized as follows:

Lincoln Life & Annuity Company of New York

Notes to Financial Statements -- Statutory
Basis (continued)

5.  Life and Annuity Reserves and
    Deposit Fund Liabilities (continued)

                                                                               Amount          Percent
                                                                               --------------  -------
Subject to discretionary withdrawal with adjustment:
  With market value of investment                                              $  343,050,030    28.5%
  ---------------------------------------------------------------------------
  At book value, less surrender charge                                            153,828,072    12.8
  ---------------------------------------------------------------------------
  At market value                                                                 229,940,273    19.1
  ---------------------------------------------------------------------------  --------------  ------
                                                                                  726,818,375    60.4
Subject to discretionary withdrawal without adjustment:
  At book value with minimal or no charge or adjustment                           461,855,066    38.4
  ---------------------------------------------------------------------------
Not subject to discretionary withdrawal                                            13,848,286     1.2
-----------------------------------------------------------------------------  --------------  ------
Total annuity reserves and deposit fund liabilities, before reinsurance         1,202,521,727   100.0%
                                                                                               ======
Less reinsurance                                                                    2,991,673
-----------------------------------------------------------------------------  --------------
Net annuity reserves and deposit fund liabilities, including separate
accounts                                                                       $1,199,530,054
-----------------------------------------------------------------------------  ==============

A reconciliation of the total net annuity reserves and deposit fund liabilities to the amounts reported in the Company's 1998 Annual Statement and the Company's Separate Accounts Annual Statement is as follows:

                                                                                        December 31,
                                                                                        1998
                                                                                        --------------
Per 1998 Annual Statement:
  Exhibit 8, Section B -- Total (net)                                                   $    9,955,624
  ------------------------------------------------------------------------------------
  Exhibit 8, Section C -- Total (net)                                                        1,241,407
  ------------------------------------------------------------------------------------
  Exhibit 10, Column 1, Line 19                                                            958,392,750
  ------------------------------------------------------------------------------------  --------------
                                                                                           969,589,781
--------------------------------------------------------------------------------------
Per Separate Accounts Annual Statement:
--------------------------------------------------------------------------------------
  Exhibit 6, Column 2, Line 0299999                                                                 --
  ------------------------------------------------------------------------------------
  Page 3, Line 3                                                                           229,940,273
  ------------------------------------------------------------------------------------  --------------
                                                                                           229,940,273
                                                                                        --------------
Total net annuity reserves and deposit fund liabilities                                 $1,199,530,054
--------------------------------------------------------------------------------------  ==============

Details underlying the balance sheet caption "Other policyholder funds" are as follows:

                                                                           December 31
                                                                           1998           1997
                                                                           ------------   ------------
Premium deposit funds                                                      $931,230,214   $587,465,491
-------------------------------------------------------------------------
Undistributed earnings on participating business                             30,772,519             --
-------------------------------------------------------------------------
Other                                                                           722,578             --
-------------------------------------------------------------------------  ------------   ------------
                                                                           $962,725,311   $587,465,491
                                                                           ============   ============


Lincoln Life & Annuity Company of New York Statutory Financial Statements

Lincoln Life & Annuity Company of New York Statutory Financial Statements


Lincoln Life & Annuity Company of New York

Notes to Financial Statements -- Statutory
Basis (continued)

6.  Capital and Surplus

    The Company was initially capitalized on August 12, 1996 with a capital contribution from Lincoln Life in the amount of $2,000,000. Additional paid-in surplus from Lincoln Life of $69,000,000, $158,407,481 and $156,721,000 was received in September 1996, December 1997 and October 1998, respectively.

    Life insurance companies are subject to certain Risk-Based Capital ("RBC") requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life insurance company is to be determined based on the various risk factors related to it. At December 31, 1998, the Company exceeds the RBC requirements.

    The payment of dividends by the Company requires 30 day advance notice to the Department.

7.  Employee Benefit Plans

    LNC maintains defined benefit pension plans for its employees (including Company employees) and a defined contribution plan for the Company's agents. LNC also maintains 401(k) plans, deferred compensation plans and postretirement medical and life insurance plans for its employees and agents (including the Company's employees and agents). The aggregate expenses and accumulated obligations for the Company's portion of these plans are not material to the Company's statutory basis statements of operations or balance sheets for any of the periods shown.

    LNC has various incentive plans for key employees, agents and directors of LNC and its subsidiaries that provide for the issuance of stock options, stock appreciation rights, restricted stock awards and stock incentive awards. These plans are comprised primarily of stock option incentive plans. Stock options granted under the stock option incentive plans are at the market value at the date of grants and, subject to termination of employment, expire ten years from the date of grant. Such options are transferable only upon death and are exercisable one year from the date of grant for options issued prior to 1992. Options issued subsequent to 1991 are exercisable in equal increments on the option issuance anniversary in three to four years following issuance.

    As of December 31, 1998, 16,600 shares of LNC common stock were subject to options granted to Company employees under the stock option incentive plans of which 2,399 were exercisable on that date. The exercise prices of the outstanding options range from $58.94 to $89.85. During 1998, 137 options were exercised. There were no options exercised during 1997.

8.  Restrictions, Commitments and Contingencies

    Leases
    The Company leases office space and equipment under lease agreements that expire at various intervals over the next five years and are subject to renewal options at market rates prevailing at the time of renewal. Rental expense for all operating leases was $281,947, $155,664 and $32,252 for 1998, 1997 and 1996, respectively. Future minimum rental commitments are as follows:

1999                                  $225,596
------------------------------------
2000                                   162,908
------------------------------------
2001                                   161,564
------------------------------------
2002                                   161,564
------------------------------------
2003                                   148,100
------------------------------------  --------
                                      $859,732
                                      ========

    Vulnerability From Concentrations
    At December 31, 1998, the Company did not have a concentration of: 1) business transactions with a particular customer, lender or distributor; 2) revenues from a particular product or service; 3) sources of supply of labor or services used in the business; or 4) a market or geographic area in which business is conducted that makes it vulnerable to an event that is at least reasonably possible to occur in the near term and which could cause a severe impact to the Company's financial condition.

    Contingency Matters
    The Company is occasionally involved in various pending or threatened legal proceedings arising from the conduct of business. These proceedings are routine in the ordinary course of business. In

Lincoln Life & Annuity Company of New York

Notes to Financial Statements -- Statutory
Basis (continued)

8.  Restrictions, Commitments and
    Contingencies (continued)

    some instances, these proceedings include claims for compensatory and punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief. After consultation with legal counsel and a review of available facts, it is management's opinion that the ultimate liability, if any, under these proceedings will not have a material adverse affect on the financial position of the Company.

    The number of insurance companies that are under regulatory supervision has resulted, and is expected to continue to result, in assessments by state guaranty funds to cover losses to policyholders of insolvent or rehabilitated companies. Mandatory assessments may be partially recovered through a reduction in future premium taxes in some states. The Company has accrued for expected assessments net of estimated future premium tax deductions.

9.  Fair Value of Financial Instruments

    The following discussion outlines the methodologies and assumptions used to determine the estimated fair values of the Company's financial instruments. Considerable judgment is required to develop these fair values. Accordingly, the estimates shown are not necessarily indicative of the amounts that would be realized in a one-time, current market exchange of the Company's financial instruments.

    Bonds and Common Stock
    Fair values of bonds are based on quoted market prices, where available. For bonds not actively traded, fair values are estimated using values obtained from independent pricing services. In the case of private placements, fair values are estimated by discounting expected future cash flows using a current market rate applicable to the coupon rate, credit quality and maturity of the investments. The fair values of common stocks are based on quoted market prices.

    Mortgage Loans On Real Estate
    The estimated fair values of mortgage loans on real estate are established using a discounted cash flow method based on credit rating, maturity and future income. The rating for mortgages in good standing are based on property type, location, market conditions, occupancy, debt service coverage, loan to value, caliber of tenancy, borrower and payment record. Fair values for impaired mortgage loans are based on: 1) the present value of expected future cash flows discounted at the loan's effective interest rate; 2) the loan's market price; or 3) the fair value of the collateral if the loan is collateral dependent.

    Policy Loans
    The estimated fair value of investments in policy loans was calculated on a composite discounted cash flow basis using U.S. Treasury interest rates consistent with the maturity durations assumed. These durations were based on historical experience.

    Cash and Short-term Investments
    The carrying value of cash and short-term investments approximates their fair value.

    Investment-type Insurance Contracts
    The balance sheet captions, "Future policy benefits and claims" and "Other policyholder funds," include investment type insurance contracts (i.e., deposit contracts). The fair values for the deposit contracts are based on their approximate surrender values.

    The remainder of the balance sheet captions "Future policy benefits and claims" and "Other policyholder funds," that do not fit the definition of "investment-type insurance contracts" are considered insurance contracts. Fair value disclosures are not required for these insurance contracts and have not been determined by the Company. It is the Company's position that the disclosure of the fair value of these insurance contracts is important because readers of these financial statements could draw inappropriate conclusions about the Company's capital and surplus determined on a fair value basis. It could be misleading if only the fair value of assets and liabilities defined as financial instruments are disclosed. The Company and other companies in the insurance industry are monitoring the related actions of the various rule-making bodies and attempting to determine an appropriate methodology for estimating and disclosing the "fair value" of their insurance contract liabilities.


Lincoln Life & Annuity Company of New York Statutory Financial Statements

Lincoln Life & Annuity Company of New York Statutory Financial Statements


Lincoln Life & Annuity Company of New York

Notes to Financial Statements -- Statutory
Basis (continued)

9.  Fair Value of Financial Instruments
    (continued)

    Separate Accounts

    Assets held in separate accounts are reported in the accompanying statutory basis balance sheets at fair value. The related liabilities are also reported at fair value in amounts equal to the separate account assets.

    The carrying values and estimated fair values of the Company's financial instruments are as follows:

                                                 Assets (Liabilities)
                                                 ------------------------------------------------
                                                 Carrying                  Carrying
                                                 Value        Fair Value   Value       Fair Value
                                                 ------------------------------------------------
                                                 December 31
                                                 1998                      1997
                                                 ------------------------------------------------
                                                 (in Thousands)
                                                 ------------------------------------------------
Bonds                                            $1,435,882   $1,462,743   $ 593,432   $ 607,259
-----------------------------------------------
  Unaffiliated common stock                             155          155          --          --
  ---------------------------------------------
  Mortgage loans on real estate                     184,504      185,694          --          --
  ---------------------------------------------
  Policy loans                                      170,373      183,408      39,055      39,055
  ---------------------------------------------
  Cash and short-term investments                   143,547      143,547     163,774     163,774
  ---------------------------------------------
  Other invested assets                                  60           60          --          --
  ---------------------------------------------
  Investment-type insurance contracts              (962,725)    (938,191)   (587,465)   (587,465)
  ---------------------------------------------
  Separate account assets                           236,862      236,862     164,721     164,721
  ---------------------------------------------
  Separate account liabilities                     (236,862)    (236,862)   (164,721)   (164,721)
  ---------------------------------------------

10. Transactions With Affiliates

    The Company has entered into agreements with Lincoln Life to receive processing and other corporate services. Fees paid to Lincoln Life for such services were $18,504,450, $3,454,014 and $931,000 in 1998, 1997 and 1996,
    respectively. The Company has also entered into an agreement with Lincoln Life to provide certain processing services. Fees received from Lincoln Life for such services were $273,952, $578,003 and $229,000 in 1998, 1997 and
    1996, respectively.

    The Company has an investment management agreement with an affiliate, Lincoln Investment Management, Inc., for investment advisory and asset management services. Fees paid for such investment services were $1,501,592, $558,011 and $122,000 in 1998, 1997 and 1996, respectively.

    The Company cedes business to two affiliated companies, Lincoln Life and Lincoln National Reassurance Company. The caption "Premiums and deposits" in the accompanying statements of operations has been reduced by the $2,095,019 of premiums paid on these contracts in 1998. The caption "Future policy benefits and claims" has been reduced by $2,583,702 related to reserve credits taken on these contracts as of December 31, 1998.

11. Separate Accounts

    Separate account premiums, deposits and other considerations amounted to $73,993,993 and $167,895,749 in 1998 and 1997, respectively. Reserves for separate accounts with assets at fair value were $229,940,273 and $159,132,918 at December 31, 1998 and 1997, respectively. All reserves are subject to discretionary withdrawal at market value. All of the Company's separate accounts are nonguaranteed. The investment risks associated with market value changes are borne entirely by the policyholder.

Lincoln Life & Annuity Company of New York

Notes to Financial Statements -- Statutory
Basis (continued)

11. Separate Accounts (continued)

    A reconciliation of transfers to (from) separate accounts are as follows:

                                                              Year ended December 31
                                                              1998           1997
                                                              ---------------------------
Transfers as reported in the Summary of Operations of
various Separate Accounts:
  Transfers to separate accounts                              $73,993,993    $167,895,749
------------------------------------------------------------  -----------    ------------
  Transfers from separate accounts                            (40,118,042)    (26,868,553)
------------------------------------------------------------  -----------    ------------
Net transfer to separate accounts as reported in the
Company's NAIC Annual Statement -- Summary of Operations      $33,875,951    $141,027,195
------------------------------------------------------------  ===========    ============

12. Century Compliance (unaudited)

    The Year 2000 issue is pervasive and complex and affects virtually every aspect of the Company's business. The Company's computer systems and interfaces with the computer systems of vendors, suppliers, customers and business partners are particularly vulnerable. The Company has been redirecting a large portion of internal Information Technology efforts and contracting with affiliate service providers, who have contracted with outside consultants, to update systems to address Year 2000 issues. Experts have been engaged to assist in developing work plans and cost estimates and to complete remediation activities.

    For the year ended December 31, 1998, the Company identified expenditures of $235,809 to address this issue which represent all expenditures to date. The Company's financial plans for 1999 and 2000 include expected expenditures of an additional $410,000. Actual Year 2000 expenditures through December 31, 1998 and future Year 2000 expenditures are expected to be funded from operating cash flows. The anticipated cost of addressing Year 2000 issues is based on management's current best estimates which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources, third party modification plans and other factors. Such costs will be closely monitored by management. Nevertheless, there can be no guarantee that actual costs will not be higher than these estimated costs. Specific factors that might cause such differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer problems and other uncertainties. The total expenditures identified represent only the Company's portion of Lincoln Life's and LNC's larger expenditures to address the Year 2000 issue.

    The current scope of the Company's and its affiliates overall Year 2000 program includes the following four major project areas: 1) addressing the readiness of business applications, operating systems and hardware on mainframe, personal computer and Local Area Network platforms (IT); 2) addressing the readiness of non-IT embedded software and equipment (non-IT);
    3) addressing the readiness of key business partners; and 4) establishing Year 2000 contingency plans.

    The projects to address IT and non-IT readiness have four major phases. Phase one involves raising awareness and creating an inventory of all IT and non-IT assets. The second phase consists of assessing all items inventoried to initially determine whether they are affected by the Year 2000 issue and preparing general plans and strategies. The third phase entails the detailed planning and remediation of affected systems and equipment. The last phase consists of testing to verify Year 2000 readiness.

    The Company and its affiliates have completed those four phases for over two-thirds of its high priority IT systems respectively, including those provided by software vendors. While the Company's year 2000 program for nearly all high priority IT systems is expected to be completed in the first quarter 1999, phase four, for a small but important subset of these systems, will continue through the end of the second quarter 1999. As of

Lincoln Life & Annuity Company of New York Statutory Financial Statements

Lincoln Life & Annuity Company of New York Statutory Financial Statements


Lincoln Life & Annuity Company of New York

Notes to Financial Statements -- Statutory
Basis (continued)

12. Century Compliance (unaudited)
    (continued)

    December 31, 1998, the status of projects addressing readiness of IT assets is: 100% of IT assets have been inventoried (Phase 1) and assessed (Phase
    2); 94% of IT projects have been through the remediation phase (Phase 3) with the last project scheduled for completion by the end of March 1999; and 69% of IT projects have completed the testing phase (Phase 4) with the last project scheduled to finish testing by the end of June 1999. A portion of the effort that extends into 1999 is dependent on outside third parties and is behind the original schedule. The Company is working with these parties to modify the completion schedule.

    As of December 31, 1998, the status of projects that address readiness of high priority non-IT assets is: 100% of non-IT assets have been inventoried (Phase 1) and assessed (Phase 2); 79% of non-IT projects addressing remediation (Phase 3) have been completed and 21% of non-IT projects have completed the testing phase (Phase 4). The Company expects to have all phases related to high priority non-IT completed by the end of October 1999.

    Concurrent with the IT and non-IT projects, the readiness of key business partners is being reviewed and Year 2000 contingency plans are being developed. The most significant categories of key business partners are financial institutions, software vendors and utility providers (gas, electric and telecommunications). Surveys have been mailed to these key business partners. Based on responses received, current levels of readiness are being assessed, follow-up contacts are underway, alternative strategies are being developed and testing is being scheduled where feasible. This effort is expected to continue well into 1999. As noted above, software vendor assessments are considered part of the IT projects and, therefore, would follow the schedule shown above for such projects.

    While the Company is working to meet the schedules outlined above, some uncertainty remains. Specific factors that give rise to this uncertainty include a possible loss of technical resources to perform the work, failure to identify all susceptible systems, non-compliance by third parties whose systems and operations impact the Company and other similar uncertainties.

    A worst case scenario might include the Company's inability to achieve Year 2000 readiness with respect to one or more of the Company's significant policyholder systems resulting in a material disruption to the Company's operations. Specifically, the Company could experience an interruption in its ability to collect and process premiums or deposits, process claim payments, accurately maintain policyholder information, accurately maintain accounting records and/or perform adequate customer service. Should the worst case scenario occur, it could, depending on its duration, have a material impact on the Company's results of operations and financial position. Simple failures can be repaired and returned to production within a matter of hours with no material impact. Unanticipated failures with a longer service disruption period would have a more serious impact. For this reason, the Company is placing significant emphasis on risk management and Year 2000 contingency planning. The Company is in the process of modifying its contingency plans to address potential Year 2000 issues. Where these efforts identify high risks due either to unacceptable work around procedures or significant readiness risks, appropriate risk management techniques are being developed. These techniques, such as resource shifting or use of alternate providers, will be employed to provide stronger assurances of readiness. The Company has gone through exercises to identify worst case scenario failures. At this time, the Company believes its plans are sufficient to mitigate identified worst case scenarios.

Report of Independent Auditors

Board of Directors
Lincoln Life & Annuity Company of New York

We have audited the accompanying statutory-basis balance sheets of Lincoln Life & Annuity Company of New York (a wholly owned subsidiary of The Lincoln National Life Insurance Company) as of December 31, 1998 and 1997, and the related statutory-basis statements of operations, changes in capital and surplus, and cash flows for the years then ended and the period from June 6, 1996 (date of incorporation) to December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the New York Insurance Department, which practices differ from generally accepted accounting principles. The variances between such practices and generally accepted accounting principles and the effects on the accompanying financial statements are described in Note 1.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with generally accepted accounting principles, the financial position of Lincoln Life & Annuity Company of New York at December 31, 1998 and 1997, or the results of its operations or its cash flows for the years then ended and the period from June 6, 1996 (date of incorporation) to December 31, 1996.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lincoln Life & Annuity Company of New York at December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended and the period from June 6, 1996 (date of incorporation) to December 31, 1996, in conformity with accounting practices prescribed or permitted by the New York Insurance Department.

                                                           /s/ Ernst & Young LLP

March 18, 1999



Lincoln Life & Annuity Company of New York Statutory Financial Statements

               Financial Statements -- Statutory Basis (Unaudited)

                             Lincoln Life & Annuity
                               Company of New York

                   Three months ended March 31, 1999 and 1998

Lincoln Life & Annuity Company of New York

Financial Statements -- Statutory Basis (Unaudited)


Three months ended March 31, 1999 and 1998


                                    Contents


Financial Statements




Balance Sheet -- Statutory Basis (Unaudited) ................................   F-3
Statements of Operations -- Statutory Basis (Unaudited) .....................   F-4
Statements of Changes in Capital and Surplus -- Statutory Basis (Unaudited) .   F-5
Statements of Cash Flows -- Statutory Basis (Unaudited) .....................   F-6
Notes to Financial Statements -- Statutory Basis (Unaudited) ................   F-7

Lincoln Life & Annuity Company of New York

Balance Sheet -- Statutory Basis
(Unaudited)


                                                                                             March 31,
                                                                                             1999
                                                                                             --------------
Admitted assets
Cash and invested assets:
Bonds                                                                                        $1,594,994,356
-----------------------------------------------------------------------------------------
Common stocks                                                                                       155,039
-----------------------------------------------------------------------------------------
Mortgage loans on real estate                                                                   182,995,990
-----------------------------------------------------------------------------------------
Policy loans                                                                                    173,407,311
-----------------------------------------------------------------------------------------
Cash and short-term investments                                                                  21,915,505
-----------------------------------------------------------------------------------------
Other invested assets                                                                               146,727
-----------------------------------------------------------------------------------------
Receivable for securities                                                                         2,993,550
-----------------------------------------------------------------------------------------    --------------
Total cash and invested assets                                                                1,976,608,478
-----------------------------------------------------------------------------------------
Premiums and fees in course of collection                                                         5,409,172
-----------------------------------------------------------------------------------------
Accrued investment income                                                                        31,992,004
-----------------------------------------------------------------------------------------
Data processing equipment                                                                           156,741
-----------------------------------------------------------------------------------------
Other admitted assets                                                                                52,577
-----------------------------------------------------------------------------------------
Separate account assets                                                                         254,250,261
-----------------------------------------------------------------------------------------    --------------
Total admitted assets                                                                        $2,268,469,233
-----------------------------------------------------------------------------------------    ==============

Liabilities and capital and surplus
Liabilities:
Policyholders' funds                                                                         $  971,017,195
-----------------------------------------------------------------------------------------
Future policy benefits and claims                                                               852,605,998
-----------------------------------------------------------------------------------------
Other liabilities                                                                                73,105,225
-----------------------------------------------------------------------------------------
Federal income taxes                                                                             (3,206,611)
-----------------------------------------------------------------------------------------
Asset valuation reserve                                                                           8,139,013
-----------------------------------------------------------------------------------------
Interest maintenance reserve                                                                      5,516,718
-----------------------------------------------------------------------------------------
Net transfers due from separate accounts                                                         (7,333,260)
-----------------------------------------------------------------------------------------
Separate account liabilities                                                                    254,250,261
-----------------------------------------------------------------------------------------    --------------
Total liabilities                                                                             2,154,094,539
-----------------------------------------------------------------------------------------

Capital and surplus:
Common stock, $100 par value:
  Authorized, issued and outstanding -- 20,000 shares (owned by The Lincoln National Life
  Insurance Company)                                                                              2,000,000
-----------------------------------------------------------------------------------------
Paid-in surplus                                                                                 384,128,481
-----------------------------------------------------------------------------------------
Unassigned surplus -- deficit                                                                  (271,753,787)
-----------------------------------------------------------------------------------------
Total capital and surplus                                                                       114,374,694
-----------------------------------------------------------------------------------------    --------------
Total liabilities and capital and surplus                                                    $2,268,469,233
-----------------------------------------------------------------------------------------    ==============



See accompanying notes.

Lincoln Life & Annuity Company of New York

Statements of Operations -- Statutory Basis
(Unaudited)


                                                                                           Three months ended March 31,
                                                                                          1999           1998
                                                                                          -----------    --------------
Revenues:
Premiums and deposits                                                                     $45,470,110    $  816,637,545
----------------------------------------------------------------------------------------
Net investment income                                                                      34,062,279        25,053,059
----------------------------------------------------------------------------------------
Surrender charges                                                                             471,349           538,380
----------------------------------------------------------------------------------------
Amortization of the interest maintenance reserve                                              154,826          (274,446)
----------------------------------------------------------------------------------------
Other revenues                                                                                715,633             3,714
----------------------------------------------------------------------------------------  -----------    --------------
Total revenues                                                                             80,874,197       841,958,252
----------------------------------------------------------------------------------------

Benefits and expenses:
Benefits paid or provided to policyholders                                                 53,064,351       824,140,895
----------------------------------------------------------------------------------------
Commissions                                                                                 2,908,298       127,060,808
----------------------------------------------------------------------------------------
General expenses                                                                            8,847,461         6,178,564
----------------------------------------------------------------------------------------
Insurance taxes, licences and fees                                                            978,768         1,331,384
----------------------------------------------------------------------------------------
Net transfers to separate accounts                                                          8,516,397         8,144,219
----------------------------------------------------------------------------------------  -----------    --------------
Total benefits and expenses                                                                74,315,275       966,855,870
----------------------------------------------------------------------------------------  -----------    --------------
Gain (loss) from operations before dividends to policyholders, federal income
taxes and net realized capital gains                                                        6,558,922      (124,897,618)
----------------------------------------------------------------------------------------
Dividends to policyholders                                                                  1,229,461           323,154
----------------------------------------------------------------------------------------  -----------    --------------
Gain (loss) from operations before federal income taxes and net realized capital gains      5,329,461      (125,220,772)
----------------------------------------------------------------------------------------
Federal income taxes                                                                         (458,861)        3,297,183
----------------------------------------------------------------------------------------
Gain (loss) from operations before net realized capital gains                               5,788,322      (128,517,955)
----------------------------------------------------------------------------------------
Net realized capital gains                                                                    293,595           387,449
----------------------------------------------------------------------------------------  -----------    --------------
Net income (loss)                                                                         $ 6,081,917     $(128,130,506)
----------------------------------------------------------------------------------------  ===========    ==============



See accompanying notes.

Lincoln Life & Annuity Company of New York

Statements of Changes in Capital and Surplus -- Statutory Basis (Unaudited)


                                                                          Unassigned        Total
                                          Common        Paid-in           Surplus --        Capital and
                                          Stock         Surplus           Deficit           Surplus
                                          ----------    ------------      -------------     -------------
Balances at January 1, 1999               $2,000,000    $384,128,481      $(274,409,203)    $ 111,719,278
Add (deduct):
 Net income                                       --              --          6,081,917         6,081,917
----------------------------------------
 Increase in unrealized capital losses            --              --           (720,000)         (720,000)
----------------------------------------
 Increase in nonadmitted assets                   --              --             57,918            57,918
----------------------------------------
 Increase in asset valuation reserve              --              --         (2,764,419)       (2,764,419)
----------------------------------------  ----------    ------------     --------------     -------------
 Balances at March 31, 1999               $2,000,000    $384,128,481      $(271,753,787)    $ 114,374,694
----------------------------------------  ==========    ============     ==============     =============




Balances at January 1, 1998               $2,000,000    $227,407,481     $  (16,555,254)    $ 212,852,227
Add (deduct):
 Net loss                                         --              --       (128,130,506)     (128,130,506)
----------------------------------------
 Decrease in nonadmitted assets                   --              --            181,667           181,667
----------------------------------------
 Increase in asset valuation reserve              --              --         (2,292,050)       (2,292,050)
----------------------------------------  ----------    ------------     --------------     -------------
 Balances at March 31, 1998               $2,000,000    $227,407,481     $ (146,796,143)    $  82,611,338
----------------------------------------  ==========    ============     ==============     =============



See accompanying notes.

Lincoln Life & Annuity Company of New York

Statements of Cash Flows -- Statutory Basis
(Unaudited)


                                                                  Three months ended March 31,
                                                                 1999             1998
                                                                 -------------    -------------
Operating activities
Premiums, policy proceeds and other considerations received      $  47,896,149    $ 812,264,625
--------------------------------------------------------------
Investment income received                                          27,994,049       14,181,918
--------------------------------------------------------------
Benefits paid                                                      (50,767,413)     (39,023,842)
--------------------------------------------------------------
Insurance expenses paid                                            (16,741,740)    (143,976,536)
--------------------------------------------------------------
Federal income taxes paid                                               45,141               --
--------------------------------------------------------------
Dividends to policyholders                                          (1,246,215)        (320,853)
--------------------------------------------------------------
Other income received and expenses paid, net                         2,311,117          974,119
--------------------------------------------------------------   -------------    -------------
Net cash provided by operating activities                            9,491,088      644,099,431
--------------------------------------------------------------

Investing activities
Sale, maturity or repayment of investments                          65,246,193       63,304,006
--------------------------------------------------------------
Purchase of investments                                           (222,333,185)    (751,836,058)
--------------------------------------------------------------
Net increase in policy loans                                        (2,802,035)      (1,920,966)
--------------------------------------------------------------   -------------    -------------
Net cash used in investing activities                             (159,889,027)    (690,453,018)
--------------------------------------------------------------

Financing and miscellaneous activities
Other                                                               28,766,571      (57,706,156)
--------------------------------------------------------------   -------------    -------------
Net cash provided by (used in) financing activities                 28,766,571      (57,706,156)
--------------------------------------------------------------   -------------    -------------
Decrease in cash and short-term investments                       (121,631,368)    (104,059,743)
--------------------------------------------------------------
Total cash and short-term investments at beginning of period       143,546,873      163,773,594
--------------------------------------------------------------   -------------    -------------
Total cash and short-term investments at end of period           $  21,915,505    $  59,713,851
--------------------------------------------------------------   =============    =============



See accompanying notes.

Lincoln Life & Annuity Company of New York

Notes to Financial Statements -- Statutory Basis (Unaudited)


1.   Basis of Presentation

     The accompanying statutory-basis financial statements of Lincoln Life & Annuity of New York (the "Company") have been prepared in accordance with accounting practices prescribed or permitted by the New York Insurance Department (the "Department"), except that they do not contain complete notes. "Prescribed" statutory accounting practices include state laws, regulations and general administrative rules, as well as a variety of publications of the National Association of Insurance Commissioners ("NAIC"). "Permitted" statutory accounting practices encompass all accounting practices that are not prescribed; such practices may differ from state to state, may differ from company to company within a state and may change in the future. These financial statements are unaudited and include all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of the results, in accordance with the accounting basis described above. For further information, refer to the statutory-basis financial statements and notes as of December 31, 1998 and 1997 and for the years ended December 31, 1998 and 1997 and the period from June 6, 1996 to December 31, 1996, included in this registration statement.

     Operating results for the three months ended March 31, 1999 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1999.

This Prospectus and other information about Variable Life Account S filed with the Securities and Exchange Commission ("Commission") can be found in the SEC's web site at http://www.sec.gov. You can get copies of this information by visiting the Commission's Public Reference Room or writing the Commission's Public Reference Section, Washington, D.C. 20549-6009 and paying a duplicating fee. You can get information on the operation of the Public Reference Room by calling 1-800-SEC-0330.

To be valid, this Prospectus must have the current mutual funds' Prospectuses with it. You should read the Prospectus and the attached prospectus for any available Fund if you are considering buying a Policy or exercising elections under a Policy. You should also keep them for future reference. You can obtain any fund's Statement of Additional Information (SAI), which provides more information about a fund, by calling (860) 466-1561.

                                    Part II


                         FEES AND CHARGES REPRESENTATION

Lincoln Life & Annuity Company of New York represents that the fees and charges deducted under the Policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Lincoln Life & Annuity Company of New York.

                          UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                                INDEMNIFICATION

     (a)  Brief description of indemnification provisions.

          In general, Article VII of the By-Laws of Lincoln Life & Annuity Company of New York (LLANY) provides that LLANY will indemnify certain persons against expenses, judgments and certain other specified costs incurred by any such person if he/she is made a party or is threatened to be made a party to a suit or proceeding because he/she was a director, officer, or employee of LLANY, as long as he/she acted in good faith and in a manner he/she reasonably believed to be in the best interests of, or not opposed to the best interests of, LLANY. Certain additional conditions apply to indemnification in criminal proceedings.

          In particular, separate conditions govern indemnification of directors, officers, and employees of LLANY in connection with suits by, or in the right of, LLANY.

          Please refer to Article VII of the By-Laws of LLANY (Exhibit No. 6(b) hereto) for the full text of the indemnification provisions. Indemnification is permitted by, and is subject to the requirements of New York law.

     (b) Undertaking pursuant to Rule 484 of Regulation C under the Securities Act of 1933.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 28(a) above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                       CONTENTS OF REGISTRATION STATEMENT

This registration statement comprises the following papers and documents:

The facing sheet;
A cross-reference sheet (reconciliation and tie);
The prospectus, consisting of 74 pages;
The undertaking to file reports;
The signatures;
Written consents of the following persons:
     Robert O. Sheppard, Esq.
     Vaughn W. Robbins, FSA
     Ernst & Young, LLP

1.        The following exhibits correspond to those required by paragraph A of the instructions as to exhibits in Form N-8B-2:

      (1) Resolution of the Board of Directors of Lincoln Life & Annuity Company of New York and related documents authorizing establishment of the Account.*
      (2) Not applicable.
      (3) (a) Form of Selling Group Agreement.*
          (b) Commission Schedule for Variable Life Policies.*
      (4) Not applicable.
      (5) (a) Proposed Form of Policy and Application--LN920NY and B10392NY through B10395NY.(3)
          (b) Riders.
      (6) (a) Articles of Incorporation of Lincoln Life & Annuity Company of New York.(1)
          (b) Bylaws of Lincoln Life & Annuity Company of New York.(1)
      (7) Not applicable.
      (8) Fund Participation Agreements.
          Agreements between Lincoln Life & Annuity Company of New York and:
          (a) American Century Variable Products Group, Inc.*
          (b) Baron Capital Funds Trust*
          (c) BT Insurance Funds Trust(2)
          (d) Delaware Group Premium Fund, Inc.(2)
          (e) Fidelity Variable Insurance Products Fund(2)
          (f) Fidelity Variable Insurance Products Fund II(2)
          (g) Janus Aspen Series*
          (h) Lincoln National Funds*
          (i) MFS(R) Variable Insurance Trust(2)
          (j) Neuberger & Berman Advisers Management Trust*
          (k) OCC Accumulation Trust(2)
          (l) OppenheimerFunds*
          (m) Templeton Variable Products Series Fund(2)
      (9) Form of Services Agreement between Lincoln Life & Annuity Company of New York and Delaware Management Co. is
          incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-38007) filed on October 16, 1997.
     (10) See Exhibit 1(5).
          See Exhibit 1(5).
          Opinion and Consent of Robert O. Sheppard, Esq.
          Not applicable.
          Not applicable.
          Opinion and consent of Vaughn Robbins, F.S.A.
          Consent of Ernst & Young, LLP, Independent Auditors.
          Not applicable.

*To be filed by amendment.


(1) Incorporated by reference to Registration Statement on Form N-4 (File No. 333-38007) filed on October 16, 1997.

(2) Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement S-6 (File No. 333-42507) filed on February 26, 1999.


(3) Incorporated by reference to Registration Statement on Form S-6 filed on March 12, 1999.

                                   SIGNATURES


     As required by the Securities Act of 1933, as amended, the Registrant, Lincoln Life & Annuity Company of New York, has duly caused this Pre-Effective Amendment No. 1 to its Registration Statement on Form S-6 (File No. 333-74325) to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Syracuse and State of New York, on the 26th day of May, 1999.


                                        LLANY Separate Account S for
                                        Flexible Premium Variable Life
                                        Insurance
                                        (Name of Registrant)

                                        By: /s/ Philip L. Holstein
                                            ------------------------------------
                                            Philip L. Holstein
                                            President, Treasurer and Director


                                        Lincoln Life & Annuity Company of New
                                        York
                                        (Name of Depositor)

                                        By: /s/ Philip L. Holstein
                                            ------------------------------------
                                            Philip L. Holstein
                                            President, Treasurer and Director


     Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 1 to this Registration Statement (File No. 333-74325) has been signed below on May 26, 1999 by the following persons, as officers and directors of the Depositor, in the Capacities indicated:


                Signature                  Title
                ---------                  -----
/s/ Philip L. Holstein                     President, Treasurer and Director
-------------------------------            (Principal Executive Officer)
Philip L. Holstein

/s/ Troy D. Panning          *             Second Vice President and Chief Financial
-------------------------------            Officer (Principal Financial Officer and
Troy D. Panning                            Principal Accounting Officer)

/s/ Jon A. Boscia            *             Director
-------------------------------
Jon A. Boscia

/s/ Richard C. Vaughan       *             Director
-------------------------------
Richard C. Vaughan

/s/ Thomas D. Bell, Jr.      *             Director
-------------------------------
Thomas D. Bell, Jr.

/s/ Roland C. Baker          *             Director
-------------------------------
Roland C. Baker




/s/ Barbara Steury Kowalczyk *             Director
-------------------------------
Barbara Steury Kowalczyk

/s/ Marguerite Leanne Lachman*             Director
-------------------------------
Marguerite Leanne Lachman

/s/ John M. Pietruski        *             Director
-------------------------------
John M. Pietruski

            Signature              Title
            ---------              -----
/s/ Lawrence T. Roland       *     Director
-------------------------------
Lawrence T. Roland

/s/ J. Patrick Barrett       *     Director
-------------------------------
J. Patrick Barrett

/s/ Louis G. Marcoccia  *          Director
--------------------------
Louis G. Marcoccia

/s/ Gabriel L. Shaheen  *          Director
--------------------------
Gabriel L. Shaheen

                                  (A majority of the Directors)

                                                                by
                                                                /s/ Philip L. Holstein
                                                                -----------------------------
                                                                Philip L. Holstein
                                                                Attorney-in-Fact